
03028118

P.E. 3/30/03

ARS

TODD SHIPYARDS CORPORATION

2003 ANNUAL REPORT AND PROXY STATEMENT


PROCESSING
2003


RECD S.E.C.
JUL 3 0 2003
1086

TODD SHIPYARDS CORPORATION

July 18, 2003

Letter to Shareholders:

During Fiscal Year 2003, we made important refinements to our business strategy for the future. The combination of significant market information, a maturing management team, and meaningful debate resulted in a more clearly defined vision for the shipyard's future and a roadmap to achieve that vision. Our goal is to be the best ship repair organization on the West Coast of North America. A key business strategy for accomplishing that goal will use our "Lean Repair" initiative to increase the value of our service to the customer by driving down cycle times, increasing quality, and decreasing costs. Our strategy work also reinforced the need to build better and more meaningful relationships with our customers. Finally, since we perform more ship repair projects than any other shipyard on the coast, we believe that extracting the key lessons from each of those projects will accelerate our ability to increase our value to the customer.

Underpinning these strategies are certain strengths that already exist – a powerful, "can-do" attitude built on nearly 90 years of diverse experience and a combination of craft skills and program management expertise that are the envy of most of our competitors. We are rapidly increasing the value of our Lean Repair initiative, our focus on the customer, and our teamwork with each other. We are most in need of further developing our measurement systems and the mechanisms to aid continuous learning.

Just under half of our administrative workforce joined Todd in the last three years, many of them drawn by the progress we've already made – much of which is readily apparent to visitors to our shipyard – and by an opportunity to make a real difference in this business. We are sharing our vision and strategies with our workers, giving them the training and tools they need, and the platforms from which to make improvements in our repair processes. They are responding very well.

However, change can be time consuming, disruptive, and bring surprising, negative outcomes. Our experience this year proves this. Though profitable for the fifth year in a row, and riding a wave of revenue not seen in over a decade, we failed to perform as we expected on several significant jobs. These negative outcomes cost us approximately $3.7 million in pre-tax profits. Many things in the shipyard are working well and improving, but the need for improvement is apparent and we are working to correct those deficiencies. If we were the Seattle Mariners, we would say we had runners in scoring position, but failed to bring them home.

Since our letter last year, a number of developments have occurred affecting the environmental clean-up on Harbor Island, our capital investments, and the use of the liquidity in the company. For the first time since the Company's bankruptcy in the late 1980's, the Company declared a dividend, commencing at $0.10 per quarter. On Harbor Island, the Board of Directors committed to a special capital plan of approximately $13 million for upgrades to the shipyard facility. These improvements, integrated into the Superfund clean-up activities, include the replacement of a major pier, a stormwater collection and discharge system and significant upgrades to our electrical system. Implementation of these projects has already begun in the shipyard and will continue for the next several years. Finally, the benefit of the Company's environmental insurance agreements, purchased in fiscal year 2001, has become increasingly apparent as estimated costs have grown since purchasing the policy. The agreements provide coverage for known liabilities on Harbor Island in an amount exceeding our reserves and for coverage of any new environmental conditions that may be discovered at the Seattle shipyard that would require environmental remediation.

With the overseas activities of the U.S. Navy this year, several repair availabilities were delayed, shifting from partial performance in fiscal year 2003 to full performance that is planned in fiscal year 2004. In addition, the Navy has announced its intention to significantly change how it approaches ship deployments, with necessary implications to its maintenance policies and procedures. The impact of these changes, if any, on our business is not known at this time.

The AOE Class of Navy ships homeported in Bremerton is in a state of transition. The older two ships are over 35 years old, and are currently scheduled to be decommissioned in 2007. The two newer ships are each scheduled to be transferred to Military Sealift Command (MSC) in August of 2003 and 2004, respectively.

The CVN maintenance contract – a five-year multi-ship/multi-option contract for non-nuclear maintenance work that Todd won for the first time in 1999 – is up for renewal. The Navy has requested proposals from the industry, which are due in August of this year. The Navy has not yet announced when they expect to announce the award of the contract. We are competing vigorously to win the contract's renewal.

Years ago, one (or several) of our workers stenciled the following phrase on the cab of the crane next to the Duwamish River: "If we can't fix it, it ain't broke." Our shipyard employees – with all of the difficulties inherent in a capital intensive, low-margin business – continue to possess what we call Todd's "can-do" spirit. Consequently we are not at all surprised as we see our people work through the difficult realities of improving our business. The motivation and enthusiasm that we see, the increasing recognition of our inter-dependence, and greater coordination and teamwork is extremely gratifying. Todd's people are to be congratulated for another year of diligent progress towards achieving our goal of becoming – in the eyes of our customers – the best shipyard on the West Coast of North America.

We would like to comment on the first "changing of the guard" on our Board of Directors in some time. John Weil has decided that he will not stand for re-election. Diligent and insightful, John's sophistication as an investor and Board member has helped guide the Board and the Company's management for the last decade. His wisdom has been critical in restoring the Company to its position today – a position of profitability and increasing prominence in the ship repair industry.

At the same time we are very happy to announce the nomination of Admiral David Jeremiah (Ret.) to the Board of Directors. Admiral Jeremiah was the Commander in Chief of the United States Pacific Fleet from 1987-1990. He retired from the US Navy in 1994 and has since served as the President of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm primarily in the aerospace, defense, telecommunications, and electronic industries. We are very pleased that he has agreed to join the Company.

Concurrently, we are very happy to announce the nomination of Admiral David E. Jeremiah, USN (Ret.) to the Board of Directors. Admiral Jeremiah served as the Vice Chairman Joint Chiefs of Staff from 1990 to 1994, as well as Commander in Chief of the United States Pacific Fleet from 1987-1990. During his military career, Admiral Jeremiah earned a reputation as an authority on strategic planning, financial management and the policy implications of advanced technology. He retired from the US Navy in 1994 and has since served as the President of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm primarily in the aerospace, defense, telecommunications, and electronic industries. We are very pleased that he has agreed to join the Company.

Sincerely,





Patrick W. E. Hodgson
Chairman of the Board

Stephen G. Welch
Chief Executive Officer

TODD SHIPYARDS CORPORATION
1801 16th Avenue Southwest
Seattle, Washington 98134
July 18, 2003

NOTICE OF ANNUAL MEETING

The 2003 Annual Meeting of Stockholders (the "Meeting") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), will be held on Friday, September 12, 2003, 12:00 p.m., local time, in The Meisnest Room (3rd Floor) of The Washington Athletic Club at 1325 Sixth Avenue in Seattle, Washington, for the following purposes:

1. To elect seven directors to serve until the 2004 Annual Meeting of Stockholders and until their successors are duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as independent public accountants;
3. To approve the proposed Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan.
4. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors of the Company fixed the close of business on July 21, 2003 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Meeting. Only holders of the Company's common stock, $.01 par value per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting. A complete list of stockholders entitled to vote at the Meeting will be available for examination during normal business hours by a Company stockholder, for purposes related to the Meeting, for a period of ten days prior to the meeting, at the Company's corporate offices located at 1801 16th Avenue S.W., Seattle, Washington.

By order of the Board of Directors



Michael G. Marsh
Secretary

This Proxy Statement, the accompanying form of Proxy Card or Voting Instruction Card and the 2003 Annual Report are being mailed beginning on or about the 25th day of July, 2003 to stockholders entitled to vote.

TODD SHIPYARDS CORPORATION
1801 16th Avenue Southwest
Seattle, Washington 98134

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
September 12, 2003

GENERAL INFORMATION

This proxy statement and the accompanying proxy card or voting instruction card (as the case may be) are being furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors (the "Board of Directors" or the "Board") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), to be used at the 2003 Annual Meeting of Stockholders of the Company to be held on Friday, September 12, 2003 at 12:00 p.m. local time, in the Meisnest Room (3rd Floor) of The Washington Athletic Club, 1325 Sixth Avenue, Seattle, Washington, and at any adjournment or postponement thereof (the "Meeting"). This proxy statement and the accompanying proxy card or voting instruction card are first being mailed to the holders of the Company's common stock, $.01 par value per share (the "Common Stock"), on or about July 25, 2003.

Stockholders of the Company represented at the meeting in person or by proxy will consider and vote upon (i) the election of seven directors to serve until the 2004 Annual Meeting of Stockholders of the Company and until their successors are duly elected and qualified; (ii) a proposal to ratify the appointment of Ernst & Young LLP as independent public accountants; (iii) a proposal to approve the 2003 Incentive Stock Compensation Plan; and (iii) such other business as may properly come before the Meeting. The Company is not aware of any other business to be presented for consideration at the Meeting.

Voting and Proxies

Only holders of record of the Common Stock at the close of business on July 21, 2003 (the "Record Date") will be entitled to notice of and to vote at the Meeting. As of the date of filing this proxy statement, there were 5,303,656 outstanding shares of Common Stock.

Each stockholder is entitled to one vote for each share held of record on that date on all matters which may come before the Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum for the conduct of business at the Meeting. At the Meeting, directors of the Company will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Thus, the candidates, up to the number of directors to be elected, receiving the highest number of votes will be elected. The election of the nominees for director, the ratification of the appointment of independent public accountants, and the ratification of the Company's 2003 Incentive Stock Compensation Plan will require the affirmative vote of the holders of a majority of the Common Stock present at the meeting in person or represented by proxy and entitled to vote thereon.

Any proxy given pursuant to this solicitation is revocable by the communication of such revocation in writing to the Secretary of the Company at any time prior to the exercise thereof, and any person executing a proxy who attends the Meeting may vote in person by ballot instead of by proxy, thereby revoking any previously executed proxy. All shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated, the shares will be voted in favor of the nominees for the Board of Directors listed in this proxy statement (Proposal No. 1), in favor of the ratification of the appointment of Ernst & Young LLP as independent public accountants (Proposal No. 2), and in favor of the Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan (Proposal No. 3). The persons named in the proxies will have discretionary authority to vote all proxies with respect to additional matters that are properly presented for action at the Meeting.

Under applicable rules of the New York Stock Exchange, each of the matters to be voted upon at the Annual Meeting, including the adoption of the Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan, is deemed to be a routine matter such that NYSE Member Firms may (but are not required to) vote shares held in "street name" in the election of directors and in favor of the proposals in the absence of express direction to the contrary from their clients who beneficially own such shares.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

At the Meeting, stockholders will elect seven directors, each of whom will serve until the next annual meeting of stockholders or until his respective successor shall have been elected and qualified or until his earlier resignation or removal. The shares represented by proxy will be voted in favor of the election of the persons named below unless authorization to do so is withheld in the proxy. In the event that any of the nominees should be unavailable to serve as a director, which is not presently anticipated, it is the intention of the persons named in the proxy card to select and cast their votes for the election of such other person or persons as the Board of Directors may designate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF THE NOMINEES IDENTIFIED BELOW.

Information Concerning the Nominees

The following sets forth the name of each Nominee for election to the Board of Directors, his age, his principal occupation for at least the past five years and the period during which he has served as a director of the Company. All Nominees, excepting Admiral Jeremiah, are currently directors. Each Nominee was nominated by the Board of Directors for election as director.

BRENT D. BAIRD (AGE 64) - DIRECTOR SINCE 1992

Since January 1992 to the present, Mr. Baird has been a private investor. Mr. Baird was a general partner with Trubee, Collins & Co., a member firm of the New York Stock Exchange, from April 1970 to December 1983. From January 1984 through December 1991, Mr. Baird was a limited partner with Trubee, Collins & Co. Mr. Baird serves as a member of the board of directors of First Carolina Investors, Inc., Merchant's Group, Inc., M&T Bank Corporation, Allied Healthcare Products, Inc., and Ecology & Environment, Inc.

STEVEN A. CLIFFORD (AGE 60) - DIRECTOR SINCE 1993

Mr. Clifford served as Chairman of National Mobile Television, Inc. from 1992 to 2000. From 1979-1992 he served as President and CEO (1987-1992) of King Broadcasting Company, Inc. and as Vice President-Finance (1979-1987). Mr. Clifford serves on the Board of Directors of Harbor Properties Inc., King FM, and Mosaica Education, Inc.

PATRICK W.E. HODGSON (AGE 62) - DIRECTOR SINCE 1992, CHAIRMAN SINCE 1993
Mr. Hodgson has served as President of Cinnamon Investments, Ltd. (real estate and other investments) since 1981. From 1964 to 1989 he was also president of London Machinery Co. Ltd., a manufacturer of concrete and road machinery. Mr. Hodgson serves as a member of the Board of Directors of M&T Bank Corporation, and First Carolina Investors, Inc.

ADMIRAL DAVID E. JEREMIAH, USN (RET.) (AGE 69) - NOMINEE
Admiral Jeremiah has served as President of Technology Strategies & Alliances Corporation (a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications and electronics industries) since October 1994. • Prior to his retirement from the U.S. Navy in February 1994 following a 39-year career, he was Vice Chairman, Joint Chiefs of Staff from 1990 to 1994 and Commander-in-Chief of the United States Pacific Fleet from 1987 to 1990. Admiral Jeremiah serves as Chairman of the Board of Directors of Wackenhut Services, Inc. and serves on the Boards of Directors for Alliant Techsystems Inc., Geobiotics, LLC and the Board of Trustees for MITRE Corporation. He further serves on the advisory boards for Northrop Grumman Corporation and the Jewish Institute for National Security Affairs. He also serves as Chairman of the ManTech International Advisory Board.

JOSEPH D. LEHRER (AGE 54) - DIRECTOR SINCE 1992
Mr. Lehrer has been a stockholder and officer of Greensfelder, Hemker & Gale, P.C. and a partner of its previous partnership (law firm) since 1980. He has specialized in a corporate finance and mergers and acquisition practice involving public and private corporations. Mr. Lehrer is an Adjunct Professor of Law at Washington University School of Law in St. Louis, Missouri. Mr. Lehrer serves as a director of several privately-held corporations.

PHILIP N. ROBINSON (AGE 66) - DIRECTOR SINCE 1992
Mr. Robinson is currently a Vice-President with A.G. Edwards & Sons, Inc. (brokerage). From 1992 to 2002, Mr. Robinson was Sr. Vice-President of Wells Fargo Van Kasper (brokerage). From 1981 to 1987 and from 1988 to May 1992 Mr. Robinson was a Senior Vice President with Seidler Amdec Securities. Mr. Robinson was a Vice-President with Froley Revy & Co. from 1987 to 1988.

STEPHEN G. WELCH (AGE 46) – OFFICER SINCE 1994; DIRECTOR SINCE 1998
Mr. Welch joined the Company in March 1994 as Vice President of the Company and Chief Operating Officer of TSI Management, Inc., a wholly owned subsidiary of the Company. Mr. Welch was elected Chief Executive Officer of Elettra Broadcasting, Inc., another wholly owned subsidiary of the Company in May 1995. Mr. Welch was appointed Acting Chief Financial Officer in March 1995 and served in that capacity until July 1995. Mr. Welch was again appointed Acting Chief Financial Officer and Treasurer in September 1996 and served in that capacity until his appointment to Chief Financial Officer and Treasurer in June 1997. In September 1997, Mr. Welch was elected to the positions of Chief Executive Officer and President of the Company, and Chairman and Chief Executive Officer of Todd Pacific Shipyards Corporation, the Company's wholly owned subsidiary ("Todd Pacific"). In September 1998, Mr. Welch was elected to the Board of Directors of Todd Shipyards Corporation.

MEETINGS AND COMMITTEES OF THE BOARD

The Board of Directors held four (4) meetings during the Company's 2003 fiscal year. Attendance at Board and committee meetings was 100 percent. Each of the Directors attended 100 percent of the meetings of the Board and the committees on which they served. The Board of Directors has established the following standing committees:

Executive	Audit	Compensation
Patrick W.E. Hodgson (Chairman)	Steven A. Clifford (Chairman)	John D. Weil (Chairman)
Brent D. Baird	Brent D. Baird	Steven A. Clifford
John D. Weil	Philip N. Robinson	

Nominating/Corporate Governance
Patrick W.E. Hodgson (Chairman)
Steven A. Clifford
Philip N. Robinson

Executive Committee. During intervals between meetings of the Board of Directors, the Executive Committee exercises all the powers of the Board (except those powers specifically reserved by Delaware law to the full Board of Directors) in the management and direction of the Company's business and conduct of the Company's affairs in all cases in which specific directions have not been given by the Board. The Executive Committee did not meet during the Company's 2003 fiscal year.

Audit Committee. The principal responsibilities of the Audit Committee are to recommend an accounting firm to conduct an annual audit of the Company's consolidated financial statements and to review with such firm the plan, scope and results of such audit, and the fees for the services performed. The Audit Committee is composed exclusively of directors who are not salaried employees of the Company and who are, in the opinion of the Board of Directors, independent and free from any relationship which would interfere with the exercise of independent judgment as a Committee member. The Audit Committee meets in full subsequent to fiscal year end to review the year end results with management and the Company's independent auditors, ("Ernst & Young LLP"). On behalf of the Audit Committee, the Chairman of the Audit Committee ("Sub-Committee") meets with management and the Company's independent auditors to review the quarterly financial statements in accordance with the Company's Audit Committee Charter. The Audit Committee held three (3) meetings during the Company's 2003 fiscal year and the Sub-Committee held two (2) meetings during the Company's 2003 fiscal year.

Compensation Committee. The principal responsibilities of the Compensation Committee are to establish and periodically review matters involving executive compensation; to recommend changes in employee benefit programs; and to provide counsel on key personnel selection, effective succession planning and development programs for all corporate officers. The Compensation Committee held two (2) meetings during fiscal year 2003.

Nominating/Corporate Governance. The primary objective and role of the Nominating/Corporate Governance Committee is to assist the Board in fulfilling its responsibilities by (i) identifying individuals qualified to become board directors, (ii) selecting, or recommending selection of the director nominees for the next annual meeting of shareholders, (iii) evaluating and recommending compensation levels for the Board, and (iv) evaluating the effectiveness of the entire Board by ensuring that all standing committees are composed of qualified members. In conjunction with the time frames established by New York Stock Exchange ("NYSE") rules and legislation, each person appointed to membership on the Nominating/Corporate Governance Committee shall be independent of management of the corporation in accordance with criteria established by the NYSE and any applicable legislation or rule making. The Nominating/Corporate Governance Committee had its first meeting after the close of the 2003 fiscal year. The Nominating/Corporate Governance Committee Charter may be found on the Company's web site at www.toddpacific.com.

Fees for Board and Committee Service

Directors who are compensated as full-time employees of the Company receive no additional compensation for service on the Board of Directors or its committees. Each Director who is not a full-time employee of the Company is paid $12,000 per annum. Directors also receive an attendance fee of $1,000 for each meeting and are reimbursed expenses for attendance at Board and committee meetings. At a meeting of the Board of Directors on June 6, 2003, the Board approved an increase in Director's fees prospectively. Beginning on July 1, 2003, each Director who is not a full-time employee of the Company will be paid $16,000 per annum. Directors will also receive an attendance fee of $1,200 for each meeting attended in person and $600 for each meeting attended by telephone or internet. Directors are reimbursed expenses for attendance at Board and committee meetings.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires directors, certain officers and greater-than-10% shareholders ("Reporting Persons") of all publicly-held companies to file certain reports ("Section 16 Reports") with respect to beneficial ownership of such companies' equity securities.

Based solely on its review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by them that no Form 5 was required, all Section 16(a) filing requirements applicable to the Company's Reporting Persons during and with respect to fiscal year 2003 have been complied with on a timely basis except for the following: a Form 4 was filed on October 9, 2002 for the purchase of the Company's common stock by Roland Webb, through the Company's 401(k) Savings Plan, on September 30, 2002.

EXECUTIVE OFFICERS

The following is a list of the Executive Officers of the Company as of July 1, 2003:

Patrick W.E. Hodgson	Chairman of the Board
Stephen G. Welch	Chief Executive Officer and President
Scott H. Wiscomb	Chief Financial Officer and Treasurer
Michael G. Marsh	Secretary and General Counsel
Thomas V. Van Dawark	President and Chief Operating Officer (Todd Pacific Shipyards Corporation) (effective June 4, 2003)

Prior to his resignation on May 30, 2003, Roland H. Webb served as the President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation ("Todd Pacific").

Biographical information with respect to executive officers who have been employed by the Company for less than five years is presented below.

Thomas V. Van Dawark (age 58) - Officer since 2003

Mr. Van Dawark has been in his current position as President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation, since June 4, 2003. Prior to joining Todd Pacific, he served as President and CEO of Marine Resources, Inc. from 2000 to 2002 and President and Chief Executive Officer of Foss Maritime Co. from 1986 to 2000, both in Seattle, Washington. Marine Resources, Inc. is a holding and support company composed of five marine companies including Foss Maritime Co.

EXECUTIVE COMPENSATION
CASH COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and each of the Company's four most highly compensated executive officers whose compensation exceeded $100,000:

		Annual Compensation		Long Term Compensation	All Other Compensation
NAME AND PRINCIPAL POSITION	Year	Salary	Bonus	Stock Option Awards (Shares)	Other
Patrick W.E. Hodgson	2003	$100,000	$ -	-	$ 396
Chairman of the	2002	100,000	-	-	396
Board of Directors	2001	100,000	-	-	14,819 (1)
Todd Shipyards					
Michael G. Marsh	2003	145,339	50,000	-	169
Secretary and General	2002	141,269	57,600	-	160
Counsel	2001	138,596	55,600	95,000	34,919 (1)
Todd Shipyards and Todd Pacific					
Roland H. Webb	2003	175,885	83,067	-	344
President	2002	173,000	103,800	-	280
Todd Pacific	2001	176,327	-	-	25,173 (1)
Stephen G. Welch (2)	2003	289,723	522,000	-	421
Chief Executive Officer	2002	279,780	534,000	-	280
Todd Shipyards and	2001	272,500	200,000	240,000	50,872 (1)
Todd Pacific					
Scott H. Wiscomb	2003	152,423	52,333	-	534
Chief Financial	2002	151,923	60,000	-	482
Officer and Treasurer	2001	136,250	20,000	80,000	221
Todd Shipyards and Todd Pacific					

(1) Includes certain one-time payments of accrued benefits available to eligible employees.

(2) Mr. Welch's bonuses include $300,000, $250,000 and $200,000, in employment contract renewal amounts in fiscal years 2003, 2002 and 2001, respectively. These amounts are based on an employment contract entered into in fiscal year 2001.

OPTION GRANTS IN LAST FISCAL YEAR
Individual Grants

No option grants were issued to any individual during fiscal year 2003. However, on June 4, 2003, the Company issued an option grant of 100,000 shares to Thomas V. Van Dawark upon his employment by the Company as the President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation.

The following table sets forth certain information regarding options exercised by the named executives during the fiscal year ended March 30, 2003, the total gain realized upon exercise, the number of stock options held at the end of the year, and the realizable gain of the stock options that are in-the-money. The value realized on exercise is determined by calculating the difference between the price of the Company's Common Stock and the exercise price of the options at the date of exercise, multiplied by the number of shares exercised. In-the-money stock options are stock options with exercise prices that are below the year-end stock price because the stock value increased from the grant value.

	Shares Acquired on Exercise	Value Realized on Exercise (1)	Total Number of Unexercised Options at Fiscal year-end	Value of Unexercised In-The-Money Options at Fiscal year-end (1)(2)
			Exercisable/ Unexercisable (#)	Exercisable/ Unexercisable ($)
P. Hodgson (3)	0	$ 0	90,000	$ 758,800
			0	0
M. Marsh	4,000	19,010	64,334	388,195
			26,666	165,863
R. Webb	0	0	0	0
			0	0
S. Welch (4)	0	0	166,667	1,086,669
			73,333	478,131
S. Wiscomb (5)	3,334	28,422	53,334	331,737
			26,666	165,863

(1) The Company has no granted or outstanding Stock Appreciation Rights.
(2) The Value of Unexercised In-the-Money Options is based upon the closing price of the Company's Common Stock on the New York Stock Exchange on March 30, 2003 of $13.07 per share.
(3) Mr. Hodgson exercised 15,000 shares subsequent to fiscal year 2003 on June 11, 2003 realizing value of $165,000.
(4) Mr. Welch exercised 30,000 shares subsequent to fiscal year 2003 on May 29, 2003 realizing value of $226,500.
(5) Mr. Wiscomb exercised 10,000 shares subsequent to fiscal year 2003 on May 30, 2003 realizing value of $72,500.

The Company did not have any Restricted Stock Awards or Long-Term Incentive Payouts either granted or outstanding in fiscal year 2003. As a result of the foregoing, the Company has not included such information in the above presented tables since disclosure is not applicable.

TODD SHIPYARDS CORPORATION RETIREMENT SYSTEM

The Todd Shipyards Corporation Retirement System as amended as of July 1, 2002 (the "Retirement Plan") is a pension plan originally established by the Company on August 1, 1940 to provide lifetime retirement benefits to eligible employees. The Retirement Plan is a qualified defined benefit plan under the Employee Retirement Income Security Act and covers all employees of the Company who have completed six months of continuous service (as defined). The Retirement Plan is administered by a committee (the "Retirement Board") of not less than three persons appointed by the Board of Directors. On June 30, 1993 the Board of Directors approved an amendment to the Retirement Plan to freeze membership in the Retirement Plan, declining membership to any persons hired after July 1, 1993. However, in fiscal year 2001, the Board of Directors authorized the reopening of the Retirement System to current employees previously not eligible and to new employees hired after June 30, 2000. Accordingly, Messrs. Hodgson, Marsh, Welch, Webb and Wiscomb currently participate in the Retirement System.

A participant is generally eligible for a benefit under the Retirement Plan on his or her normal retirement date, which is age 65. The annual normal retirement allowance payable upon retirement is equal to 1 3/4% of the participant's average final compensation (as defined) multiplied by his years of credited service (as defined), reduced by the lesser of (i) 1/2% of the employee's covered compensation (as defined) for each year of credited service not in excess of 35 years or (ii) 50% of the benefit that would be provided if the benefit were limited to the employer-provided portion based on the employee's covered compensation and had been determined without regard to the reduction.

Payment of benefits under the Retirement Plan are normally paid in an annuity form beginning at age 65, with reductions for commencement of benefits prior to age 65. Participants demonstrating good health can elect a lump sum form of payment.

Compensation covered by the Retirement Plan includes salary and any cash bonuses as indicated in the Cash Compensation Table above. The Pension Plan Table below indicates the annual pension benefits payable as a straight life annuity upon retirement for individuals with specified compensation levels and years of service. Current law limits the Average Final Compensation that may be considered in calculating a pension benefit to $200,000. The benefits reflect an estimated deduction for the offset described above. The estimated credited years of service for Messrs. Hodgson, Marsh, Welch, Webb and Wiscomb at age 65 is 6 years, 37 years, 22 years, 16 years and 11 years, respectively.

PENSION PLAN TABLE

	Years of Service				
Average Final Compensation	15	20	25	30	35
$100,000	$23,459	$31,279	$39,099	$46,918	$54,738
150,000	36,584	48,779	60,974	73,168	85,363
200,000	49,709	66,279	82,849	99,418	115,988

TODD SHIPYARDS CORPORATION SAVINGS INVESTMENT PLAN

The Todd Shipyards Corporation Savings Investment Plan as amended and restated as of April 1, 2002 (the "Savings Plan") is a profit sharing plan originally established on July 1, 1984 to provide retirement benefits to participating employees. The Savings Plan is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

The Savings Plan covers all full-time employees of the Company with at least six months of service. Under the Savings Plan, a participant may elect to make before-tax contributions by reducing eligible compensation (as defined) to an amount equal to a percentage of such compensation from 1% up to and including 75%. Prior to March 31, 1989, participants were permitted to make after-tax contributions to the Savings Plan; however, no such contributions have been permitted since such date although such accounts continue to be credited with investment earnings and losses. Each participant may direct the committee, which administers the Savings Plan, to invest his or her before-tax contributions among the available investment subfunds which include, at present, a range of domestic and foreign equity and bond funds.

Under the terms of the Savings Plan, the Company contributes an amount up to 2.4% of each participant's annual salary depending on the participant's Savings Plan contributions. In fiscal year 2003, the Company contributed approximately $145,000 to the Savings Plan.

Each participant has a 100% vested, nonforfeitable right to all before-tax contributions. Each participant has a vested, nonforfeitable right to any employer matching contributions made to his or her account based on a two year cliff-vesting schedule.

For employees hired on or after March 31, 1989, benefits under the Savings Plan are payable only in the form of a lump sum payment payable upon request at any time after termination of employment. Employees hired before March 31, 1989 will be paid in the form of annuities unless they elect a lump sum form of payment.

Employment Arrangements

On May 30, 2003, Roland ("Rollie") Webb resigned from his position as President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary ("Todd Pacific"). Mr. Webb had entered into a one-year employment agreement with the Company on August 28, 2002. Under the terms of the agreement, Mr. Webb will receive a severance amount equal to one-year's salary payable in installments over a one-year period of time, commencing with his resignation. He is also entitled to Company funded health care coverage for one year. Mr. Webb's employment agreement was filed as an exhibit with the Company's Form 10-K Annual Report on June 10, 2003.

On June 4, 2003, the Company hired Thomas V. Van Dawark as its new President and Chief Operating Officer of Todd Pacific. The Company entered into a three-year employment agreement for Mr. Van Dawark's services. The terms of the agreement include a base salary of $200,000 per year, a grant of options to purchase 100,000 of common stock in the Company, and participation in a bonus plan applicable to the Company's executive officers. The options vest over a three-year period. The vesting of such options will accelerate in the event a change of control of the Company. Generally such options are non-transferable and exercisable solely by Mr. Van Dawark while employed by the Company. Mr. Van Dawark's employment agreement was filed as an exhibit with the Company's Form 10-K Annual Report on June 10, 2003.

On February 7, 2001, the Company renewed and extended its employment of Stephen G. Welch as President and Chief Executive Officer of the Company for a three-year term expiring on February 6, 2004. The terms of the renewal include significant cash and equity incentives intended to retain Mr.

Welch's services. In addition to base compensation of $275,000 per year, the compensation and incentive arrangements for Mr. Welch include:

Cash bonuses aggregating $750,000 of which $200,000 was paid upon execution of the agreement; $250,000 was paid on February 7, 2002 and $300,000 was paid on February 7, 2003.

Options to purchase up to an aggregate of 240,000 shares of the Company's Common Stock at a price of $6.55 per share, expiring on February 6, 2011. Such options were vested and became exercisable as to 80,000 shares on February 7, 2002, and as to the remaining 160,000 shares in equal monthly installments over the then succeeding two years. The vesting of such options will accelerate in the event a change of control of the Company. Generally such options are non-transferable and exercisable solely by Mr. Welch while employed by the Company.

In connection with the foregoing options, the Company has also granted Mr. Welch certain limited rights to require the Company to repurchase shares acquired upon exercise of the options at a price of $8.00 per share. These "put" rights expire on February 6, 2006, if not theretofore exercised and may be exercised, in whole or in part, only one time. The put rights are applicable solely to shares acquired pursuant to vested option rights under the options granted to Mr. Welch on February 7, 2001, and will expire prior to February 6, 2006 in the event the Company terminates his employment prior to that date.

ADDITIONAL INFORMATION WITH RESPECT TO COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the members of the Company's Compensation Committee (i) were, during the fiscal year, an officer or employee of the Company; (ii) were formerly an officer or employee of the Company; or, (iii) had any relationship requiring disclosure by the Company as Certain Relationships and Related Transactions.

None of the executive officers of the Company served as a member of a compensation committee of any entity whose executive officers or directors served on the Compensation Committee of the Company.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee (the "Committee") of the Board of Directors establishes the general compensation policies of the Company, administers the Company's Incentive Stock Compensation Plan and establishes the cash compensation of executive officers. The Committee is currently composed of two independent, non-employee directors who have no interlocking relationships as defined by the SEC.

During fiscal year 2001, the Committee performed a review of the compensation plan of the Chief Executive Officer, Stephen G. Welch. The Committee, with final Board of Directors' approval, renewed Mr. Welch's employment contract in February 2001 (details set forth above).

Subsequent to the close of fiscal year 2003 the Committee, with final Board of Directors' approval, authorized the terms and conditions of the employment contract of the President and Chief Operating officer of Todd Pacific Shipyards Corporation, Thomas V. Van Dawark. Todd Pacific Shipyards Corporation is a wholly owned subsidiary of Todd Shipyards Corporation. Mr. Van Dawark assumed his responsibilities on June 4, 2003.

The Committee believes that executive officer compensation, including that of the Chief Executive Officer should be heavily influenced by Company performance and achievement of goals. Annually, the Committee establishes each executive officer's cash and incentive compensation based on the Board of Directors' evaluation of the Chief Executive Officer, and the evaluation by the Board of Directors and Chief Executive Officer of the other executive officers, including in such evaluation their past performance and relative impact on the success of the Company and the achievement of its goals.

The Committee has developed a compensation strategy for the Company's executive officers which provides incentives for (i) short and long-term strategic management, (ii) enhancement of stockholder value, (iii) improving the Company's annual and long-term performance, (iv) individual performance, and (v) other criteria designed to further align the interests of the Company's officers with those of its stockholders. The Committee and the Board of Directors believe that management's ownership of an equity interest in the Company is an incentive in building shareholder value and aligning the long-term interests of management and stockholders. The Board of Directors did not grant any new stock options during fiscal year 2003. However, on June 4, 2003, the Company issued an option grant of 100,000 shares to Thomas V. Van Dawark, President and Chief Operating Officer of Todd Pacific Shipyards Corporation.

Steven A. Clifford
John D. Weil

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee (the "Committee") oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee Charter is set forth in Appendix A to this Proxy Statement.

Management has the primary responsibility for the consolidated financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the Company's audited consolidated financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of nonaudit services with the auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors and management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee met separately with the internal auditor, without management present, to discuss the results of her examinations. (The internal auditor reports directly to the Audit Committee.) The Committee held three (3) meetings during fiscal year 2003. A sub-committee of the Audit committee met two (2) times during fiscal year 2003 for the specific purposes of reviewing the quarterly 10-Q filings.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended March 30, 2003 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

Steven A. Clifford, Audit Committee Chair
Brent D. Baird, Audit Committee Member
Philip N. Robinson, Audit Committee Member

PERFORMANCE GRAPH

The following graph compares the Company's Common Stock performance (Company-Index) to that of the Dow Jones Industrial Average (DOW-Index) and the Dow Jones Transportation Equipment Average (DJTE-Index). The DOW-Index and the DJTE-Index assume the reinvestment of dividends. No such assumption was used in computing the Company Index as the Company had not paid any dividends for the last five years, (as of March 30, 2003), and therefore the values presented represent only the stock prices. In June 2003, the Company declared $.10 per quarter dividend. The first such dividend was paid on June 23, 2003.


Five Year Performance Graph
250
200
150
100
50
0
03/29/98
03/28/99
04/02/00
04/01/01
03/31/02
03/30/03
Company-Index
DJTE-Index
DOW-Index

The following table outlines the points used in the performance graph. Company = Todd Shipyards Corporation; DJTE = Dow Jones Industrial Average-Transportation Equipment; DOW = Dow Jones Industrial Average.

Dates	Company Index	DJTE Index	DOW Index
March 29, 1998	100.00	100.00	100.00
March 28, 1999	69.57	75.65	114.70
April 2, 2000	134.78	80.88	140.78
April 1, 2001	121.74	70.78	107.20
March 31, 2002	188.70	110.11	108.60
March 30, 2003	226.09	87.31	81.73

The information presented in the performance graph indicates that $100 invested in the Company's Common Stock on March 29, 1998 would be worth $226.09 on March 30, 2003 which represents a compounded rate of return of approximately 17.7%. The same amount hypothetically invested in the Dow Jones Transportation Equipment and Dow Jones Industrial Averages would be worth $87.31 and $81.73, respectively, which represent a compounded loss of approximately 2.7% and 4.0%, respectively.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee, with ratification by the Board of Directors, appointed Ernst & Young LLP to serve as independent public accountants for the fiscal year ending March 28, 2004 and at the Meeting, the Board will recommend that stockholders ratify such appointment. Representatives of Ernst & Young LLP are expected to be present at the Meeting with the opportunity to make a statement if they so desire and be available at that time to respond to appropriate questions. Amounts paid to Ernst & Young during the past fiscal year (2003) include annual audit fees of $174,500, audit related fees of $0, tax fees of $94,999 and all other fees of $0. In fiscal year 2002 amounts paid to Ernst & Young included the annual audit fees of $168,000, audit related fees of $25,147, tax fees of $200,000 and all other fees of $0. The non-audit related fees in fiscal years 2003 and 2002 were fees for tax consulting and tax compliance.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS
VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE
COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE FISCAL YEAR 2004

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP
REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF
A MAJORITY OF THE COMMON STOCK PRESENT AT THE MEETING IN PERSON
OR REPRESENTED BY PROXY AND ENTITLED TO VOTE THEREON

PROPOSAL NO. 3
RATIFICATION OF PROPOSED TODD SHIPYARDS CORPORATION
2003 INCENTIVE STOCK COMPENSATION PLAN

The Board of Directors, after consideration of the recommendation of the Compensation Committee, approved the Todd Shipyards Corporation 2003 Incentive Stock Compensation Plan as the follow-on plan to the Todd Shipyards Corporation Incentive Stock Compensation Plan originally approved by the shareholders in the Company's fiscal year 1994, due to expire in September 2003. The new plan, if approved by the shareholders would allow for the granting of options to key employees to purchase up to 250,000 shares of the Company's Common Stock. The term of the proposed plan is ten years. The 2003 plan is detailed below and the plan itself can be found at Appendix B.

The Todd Shipyards Corporation Incentive Stock Compensation Plan was originally approved by the shareholders in the Company's fiscal year 1994 ("1994 Stock Plan"). The term of the plan was ten (10) years and it will expire in September 2003. Its purpose is to advance and promote the interests of the Company and its shareholders and employees by encouraging the acquisition of its Common Stock by key employees who perform significant services for the benefit of the Company. The plan is intended as a means of attracting and retaining outstanding employees and of promoting a commonality of interests between employees and shareholders. The 1994 Stock Plan originally authorized 500,000 shares in fiscal year 1994 and an additional 500,000 shares were approved by the shareholders for inclusion in the Plan in fiscal year 2000. Since its inception in fiscal year 1994, options to purchase 890,000 shares have been granted. A detailing of grants within the last three years and exercises in the last year is set forth in the compensation data elsewhere in this report. As of July 1, 2003 options covering an aggregate of 546,000 shares (including 352,674 shares as to which option rights are exercisable at July 1, 2003, or becoming exercisable within 60 days thereafter) are outstanding at a weighted average exercise price of $7.81 per share. As of July 1, 2003 there remain 110,000 shares eligible for grants under the current plan. The authority to grant those shares will expire in September 2003.

I. Purpose of the Plan

The purpose of the 2003 Incentive Stock Compensation Plan (the "Plan") of Todd Shipyards Corporation (the "Company") is to advance and promote the interests of the Company and its shareholders and employees by encouraging the acquisition of its Common Stock by key employees who perform significant services for the benefit of the Company. The Plan is intended as a means of attracting and retaining outstanding employees and of promoting a commonality of interests between employees and shareholders.

II Operation of the Plan

The Plan authorizes the issuance of up to 250,000 shares of the Company's stock and authorizes the Compensation Committee (the "Committee") of the Company's Board of Directors (the "Board") to make grants of incentive stock options ("ISOs"), non-qualified stock options ("NSOs") (ISOs and NSOs sometimes collectively referred to as "Options"), restricted stock ("Restricted Stock" and performance share awards "Performance Share Awards" or any combination of such grants as the Committee determines in its sole discretion to grant to eligible employees during the period commencing on September 12, 2003 (the "Effective Date") and ending on the tenth anniversary of the Effective Date. Officers and key employees of the Company or any of its subsidiaries, including officers who are members of the Board, are eligible to participate in the Plan. Non-employee Directors of the Company may receive awards under the plan but are not eligible to receive ISOs under the plan.

The option price for each Option will not be less than 100% of the fair market value (as defined by the Plan) of the Common Stock on the date of the grant. Options granted under the Plan have a term of not more than ten years from the date of the grant. All options are exercisable in installments as prescribed by the Committee. The Plan contains provisions for acceleration of the options upon the occurrence of certain transactions, including changes in control of the Company.

Subject to certain provisions as set forth in the Plan, the Committee is permitted to determine the terms, conditions and restrictions with respect to grants of Restricted Stock. There is no limit on the number of shares of Restricted Stock which may be awarded to any individual under the Plan, and awards of Restricted Stock may be made on a selective basis.

All options granted under the Plan, and any rights under such Options, will terminate if an employee is terminated for deliberate, willful or gross misconduct, unless such options have been accelerated under the applicable provisions of the Plan. Upon an employee's normal retirement, stock option privileges shall apply to those shares immediately exercisable at the date of retirement and such privileges shall remain in force until the earlier of six months following the date of retirement or the stated expiration of the Stock Option if earlier. If termination of employment is a result of death or disability, Stock Option privileges shall apply to those shares immediately exercisable at the date of retirement and such privileges shall remain in force until the earlier of one year following the date of death or disability or the stated expiration of the Stock Option if earlier. Notwithstanding these provisions, no ISO shall terminate later than 10 years after the date of its grant.

Options, Restricted Stock and Performance Share Awards granted under the Plan are not transferable other than by will or by the laws of descent and distribution. A grantee of an Option, Restricted Stock or Performance Share Awards, or a transferee of such grantee, has no rights as a shareholder with respect to any shares of Common Stock until the issuance of a stock certificate for such shares.

In the event the outstanding shares of Common Stock change as result of a change in the Company's capitalization or because of a combination, merger, consolidation or reorganization of the Company with or into any other corporation or any other transaction with similar effects, the Plan provides for a substitution of each share of Common Stock subject to issuance or transfer under the Plan and that the Committee may make other equitable adjustments as it deems necessary. The Committee may also make adjustments under the Plan in the event any change in applicable laws or other change in circumstances would result in any dilution of the rights granted under the Plan or which otherwise interferes with the intended option of the Plan.

The Plan may be amended or terminated by the Board by affirmative vote of a majority of the Directors in office; provided, however, that the Plan may not be amended, without the prior approval of shareholders, to increase the number of shares which may be issued or transferred to grantees or transferees, to modify the eligibility requirements pertaining to ISOs, to extend the right of the Committee to grant options, Restricted Stock or Performance Stock Awards beyond 10 years from the effective date of the Plan, to reduce any option price except to the extent authorized in the Plan or to alter any other feature of the ISOs as to which federal law requires shareholder approval of a condition for ISO treatment.

The Plan must be approved by the Company's shareholders within twelve months after its adoption by the Board.

Federal Income Tax Consequences

Stock Options. An optionee will not realize taxable compensation income upon the grant of an incentive stock option. In addition, an optionee generally will not realize taxable compensation income upon the exercise of an incentive stock option if he or she exercises it as an employee or within three months after termination of employment (or within one year after termination if the termination results from a permanent and total disability). At the time of exercise, the amount by which the fair market value of the shares purchased exceeds the aggregate option price shall be treated as alternative minimum taxable income for purposes of the alternative minimum tax. If the stock acquired pursuant to an incentive stock option is not disposed of prior to the date two years from the option grant date or prior to one year from the option exercise date (the "applicable holding periods"), any gain or loss realized upon the sale of such shares will be characterized as a capital gain or loss. If the applicable holding periods are not satisfied, then any gain realized in connection with the disposition of such stock will generally be taxable as compensation income in the year in which the disposition occurred, to the extent of the difference between fair market value of such stock on the date of exercise and the option exercise price. The Company is entitled to a tax deduction to the extent, and at the time, that the participant realizes compensation income. The balance of any gain will be characterized as a long-term or short-term capital gain depending on whether the shares were held for more than one year.

An optionee will not realize taxable compensation income upon the grant of a non-qualified stock option. When an optionee exercises a non-qualified stock option, he or she will realize taxable compensation income at the time of exercise equal to the amount by which the fair market value of the shares purchased exceeds the aggregate option price. The Company is entitled to a tax deduction to the extent, and at the time, that the participant realized compensation income.

Restricted Stock. The grant of restricted stock should not result in immediate income for the participant or in a deduction for the Company for federal income tax purposes, assuming the shares are nontransferable and subject to restrictions which would result in a "substantial risk of forfeiture" as intended by the Company and as defined in applicable Treasury regulations. If the shares are transferable or there are no such restrictions or significant deferral periods, the participant will realize compensation income upon receipt of the award. Otherwise, a participant generally will realize taxable compensation when any such restriction lapses. The amount of such income will be the value of the common stock on that date less any amount paid for the shares. Dividends paid on the common stock and received by the participant during the restricted period will be taxable compensation income to the participant. In any event, the Company will be entitled to a tax deduction to the extent, and at the time, that the participant realizes compensation income. A participant may elect, under Section 83(b) of the Code, to be taxed on the value of the restricted stock at the time of award. If the election is made, the fair market value of the stock at the time of the award is taxable to the participant as compensation income and the Company is entitled to a corresponding deduction.

Performance Share Awards. Shares issued under a performance share award or program result in income to the participant and a deduction for the Company for federal income tax purposes as of the date the shares are issued and delivered to participants upon satisfaction of performance conditions set forth in the award. The amount of income is the value of the shares of Common Stock on the date of issuance.

Withholding. The 2003 Incentive Stock Compensation Plan requires each participant, no later than the date of which any part of the value of an award first becomes includable as compensation in the gross income of the participant, to pay the Company any federal, state or local taxes required by law to be withheld with respect to the award. The Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. With respect to any award under the 2003 Incentive Stock Compensation Plan, if the terms of the award so permit, a participant may elect to satisfy part or all of the minimum required federal withholding tax associated with the award by (i) authorizing the Company to retain from the number of shares of stock which would otherwise be deliverable to the participant, or (ii) delivering to the Company from shares of Company Common Stock already owned by the participant that number of shares having an aggregate fair market value equal to part or all of the tax payable by the optionee. In such event, the Company would pay the tax liability from its own funds.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE TODD SHIPYARDS CORPORATION 2003 INCENTIVE STOCK COMPENSATION PLAN AS PROPOSED

APPROVAL OF THE TODD SHIPYARDS CORPORATION 2003 INCENTIVE STOCK COMPENSATION PLAN REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE COMMON STOCK PRESENT AT THE MEETING IN PERSON OR REPRESENTED BY PROXY AND ENTITLED TO VOTE THEREON

Additional Information Regarding Equity Compensation Plans

The following table sets forth information regarding the Company's equity compensation plans in effect as of July 1, 2003. Each of the company's equity compensation plans is an "employee benefit plan" as defined by Rule 405 of Regulation C of the Securities Act of 1933.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:	546,000	$7.81	110,000
Equity compensation plans not approved by shareholders:	0	---	0
Totals:	546,000	$7.81	110,000

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to shares of the Common Stock which are held by (i) persons known to the Company to be the beneficial owners of more than 5% of said stock, (ii) each current Director, (iii) each Nominee, (iv) all current executive officers and Directors as a group, and (v) all Nominees as a group. For purposes of this proxy statement, beneficial ownership of securities is defined in accordance with the rules of the SEC and more generally as the power to vote or dispose of securities regardless of any economic interest therein. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to the shares indicated. All information set forth on the following table is as of July 1, 2003, except as otherwise noted, and is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons to the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Brent D. Baird	264,300(3)	4.98%
Steven A. Clifford	8,000	---
Patrick W.E. Hodgson	115,000(4)	2.1%
Joseph D. Lehrer	2,000	---
Philip N. Robinson	6,000	---
John D. Weil 200 North Broadway, Ste. 825 St. Louis, MO 63102-2573	456,300(5)	8.6%
Stephen G. Welch	210,661(6)	3.8%
Dimension Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	336,200	6.3%
All Current Directors, Nominees, and Executive Officers as a Group (9 persons)	1,169,929(7)	20.7%
All Nominees as a Group (6 persons)	605,961(8)	10.9%

(1) All beneficial ownership is sole and direct unless otherwise noted.

(2) No percent of class is given for holdings less than one percent of the outstanding Common Stock.

(3) Brent Baird owns directly 39,700 shares, including 7,000 shares held in self-directed pension and retirement plans for his benefit. Mr. Baird may be deemed to have indirect ownership of 20,000 shares held by his wife. The figure in the table also includes shares held by persons and organizations who may be deemed to be Mr. Baird's associates, as defined in Rule 14a-1(a) under the Securities Exchange Act of 1934, as amended. Mr. Baird may be deemed to have shared voting power and/or dispositive power over such shares. However, Mr. Baird disclaims shared voting power, shared dispositive power and/or beneficial ownership of all such shares.

(4) Includes 40,000 shares directly owned by Mr. Hodgson and options for 75,000 shares granted to Mr. Hodgson and currently exercisable.

(5) John D. Weil may be deemed to have sole voting and dispositive power with respect to all 456,300 shares held by a family partnership of which Clayton Management Co. is the general partner. Mr. Weil is the President and sole shareholder of Clayton Management Co.

(6) Includes 10,710 shares held through the Savings Plan as of July 1, 2003, and 170,006 shares subject to options exercisable at July 1, 2003 (or becoming exercisable within 60 days thereafter).

(7) Includes an aggregate of 352,674 shares subject to options exercisable at July 1, 2003 (or becoming exercisable within 60 days thereafter) and an aggregate of 10,710 shares held through the Savings Plan as of July 1, 2003.

(8) Includes an aggregate of 245,006 shares subject to options exercisable at July 1, 2003 (or becoming exercisable within 60 days thereafter) and an aggregate of 10,710 shares held through the Savings Plan as of July 1, 2003.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The Company has retained the law firm of Greensfelder, Hemker & Gale, P.C., of which Mr. Lehrer is a stockholder and officer, relating to various matters.

Messrs. Hodgson and Baird are members of the Board of Directors of M&T Bank Corporation whose wholly owned subsidiary, M&T Bank, serves as the Company's principal depository. The Company pays to M&T Bank usual and customary fees for its banking services.

Mr. Robinson was Vice President of Wells Fargo Van Kasper who had served as broker in certain purchases by the Company of its Common Shares on the open market. For its services, Wells Fargo Van Kasper received the usual and customary commissions for like or similar transactions.

SOLICITATION OF PROXIES

The Company will bear the entire cost of preparing, assembling, printing and mailing this proxy statement and the enclosed form of proxy or voting instruction form (as the case may be), and of soliciting proxies. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse those banks and brokers for their reasonable out-of-pocket expenses in connection with such solicitation. The initial solicitation of proxies by mail may be supplemented by telephone, telegram and in-person solicitation by directors, nominees for director, officers and other regular employees of the Company, but no additional compensation will be paid to such individuals.

The Company has retained W.F. Doring and Company to solicit proxies from individuals, brokers, bank nominees and other institutional holders. W.F. Doring and Company will be paid fees of approximately $2,500, and will be reimbursed for their reasonable expenses in connection with this solicitation.

Except as described in this proxy statement, to the best of the Company's knowledge, no person who has been a Director or executive officer of the Company since the beginning of its last fiscal year, no Nominee, nor any associate of the foregoing, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office.

Individuals, brokers, banks and other institutional holders should direct questions concerning this solicitation or the procedure to be followed to execute and deliver a proxy to W.F. Doring and Company at (201) 420-6262.

STOCKHOLDER NOMINATIONS

Nominations of persons for election to the Board of Directors of the Company may be made at a meeting of stockholders by any stockholder of the Company entitled to vote for the election of directors at such meeting who complies with the following procedures. Nominations to be made by a stockholder shall be made pursuant to a written notice received by the Secretary of the Company not less than 90 days prior to such meeting. Such stockholder's notice to the Secretary must set forth (a) the name, age and address, as they appear on the Company's books, of the stockholder who intends to make the nomination, (b) the name, age, occupation, business and residence addresses, if known, and the principal occupation of each person whom the stockholder intends to nominate, (c) a representation that the stockholder is a holder of record of the Company's stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (d) a description of all arrangements and understandings between the stockholder and each person the stockholder intends to nominate and each other person or persons if any (naming such person or persons and stating the beneficial ownership of securities of the Company or each such person), (e) such additional information with respect to each nominee proposed by the stockholder as would have been required to be included in a proxy statement pursuant to the then effective proxy rules of the SEC had each such proposed nominee been nominated by the Board of Directors of the Company, and (f) a consent to be nominated and to serve as a director, if elected, signed by each such proposed nominee.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Stockholders desiring to exercise their rights under the SEC's proxy rules to submit proposals for consideration by the stockholders at the 2004 Annual Meeting are advised that their proposals must be received by the Company no later than March 30, 2004 in order to be eligible for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

ANNUAL REPORT TO STOCKHOLDERS

The 2003 Annual Report of the Company, which includes consolidated financial statements for the fiscal period ended March 30, 2003 is being mailed to the stockholders with this proxy statement. The Annual Report is not to be considered part of the soliciting material.

OTHER MATTERS

The Board of Directors is not aware of any business to be presented at the Meeting, except the matters set forth in the Notice of Annual Meeting and described in this proxy statement. If any other matters properly come before the Meeting, the persons designated as agents in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

COPIES OF THE COMPANY'S REPORT ON FORM 10-K TO THE SEC CAN BE OBTAINED WITHOUT CHARGE BY STOCKHOLDERS (INCLUDING BENEFICIAL OWNERS OF THE COMPANY'S COMMON STOCK).

SHAREHOLDER RELATIONS DEPARTMENT
TODD SHIPYARDS CORPORATION
1801-16TH AVENUE SW
SEATTLE, WASHINGTON 98134

Michael G. Marsh
Secretary and General Counsel
July 18, 2003

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

The Audit Committee of Todd Shipyards Corporation is a standing committee of the Board of Directors of the Corporation established by action of the Board permitted under the By-Laws of the corporation and the Delaware General Corporation Law. The primary objective and role of the Audit Committee is to assist the Board in fulfilling the Board's responsibilities by reviewing (i) the financial information provided by the corporation to shareholders and others, (ii) the accounting practices and principles followed by the corporation, and (iii) the process by which financial information is generated and audited. It is intended that such review shall address the appropriateness and quality of the corporation's financial reporting as well as its adequacy and accuracy.

This Charter has been adopted by the Members of the Audit Committee and confirmed by the Board of Directors of the corporation. No amendment to the Charter or action of the Board of Directors which would limit or restrict the duties, responsibilities, powers and rights of the Audit Committee or which would alter the qualifications for membership on the Audit Committee shall be effective without the consent of a majority of the members of the Audit Committee.

The Audit Committee shall consist of at least three members of the Board of Directors appointed annually by the full Board of Directors following its first meeting subsequent to its election at the Annual Meeting of Shareholders of the corporation. Each person appointed to membership on the Audit Committee shall be independent of management of the corporation in accordance with criteria established by the principal market for the corporation's Common Stock. Each person appointed to membership on the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Audit Committee may select from its members a Chairman.

The Audit Committee shall exercise an oversight function with respect to the corporation's preparation and dissemination of financial information and shall report on such topics to the Board of Directors. This review function to be performed by the Audit Committee is not intended to relieve the corporation's financial management executives from responsibility for maintaining and presenting financial information nor to relieve the independent auditors engaged by the corporation from their responsibilities. The goal of the Audit Committee's activities is to maintain free and open means of communications among the corporation's directors, independent auditors, and internal financial management and accounting staffs as a means of achieving full and fair financial disclosure.

The Company shall provide appropriate funding to be used as determined in the discretion of the Audit Committee to provide for the payment of compensation (i) to the Company's independent auditors in connection with the issuing of such auditors' report upon the financial statements of the Company and (ii) to such independent counsel or other advisers as may be deemed necessary or appropriate by the Audit Committee in fulfilling its role hereunder.

Although it is expected that the Audit Committee will adopt flexible policies and procedures in order to address changing conditions and concerns, it is expected that the following tasks will be performed by the Audit Committee on a recurring basis:

- The Audit Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the audit committee, as representatives of the Company's shareholders. The Audit Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The Audit Committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the Audit Committee shall review and recommend to the board the selection of the Company's independent auditors.

- The Audit Committee shall discuss with management and the independent auditors the overall scope and plans for the audit including the adequacy of staffing and compensation. The Audit Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. The Audit Committee shall meet separately with the independent auditors and with internal audit personnel, with and without management present, to discuss the results of their examinations.

- The Audit Committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. The Audit Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chairman of the Audit Committee may represent the entire committee for the purposes of such reviews.

- The Audit Committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

APPENDIX B

TODD SHIPYARDS CORPORATION
2003 INCENTIVE STOCK COMPENSATION PLAN

The 2003 Incentive Stock Compensation Plan ("2003 ISP") of Todd Shipyards Corporation (the "Company") is established to encourage eligible employees of the Company to acquire Common Stock in the Company and to enable selected non-employees providing services to the Company to share in ownership of the Company. It is believed that the 2003 ISP will (i) stimulate participants' efforts on the Company's behalf, (ii) tend to maintain and strengthen their desire to remain associated with the Company, (iii) be in the interest of the Company and its Stockholders, and (iv) encourage participants to have a personal financial investment in the Company through ownership of its Common Stock.

1. Administration

The 2003 ISP shall be administered by the Compensation Committee of the Board of Directors of Todd Shipyards Corporation (the "Committee"). The Committee is authorized, subject to the provisions of the 2003 ISP, to establish such rules and regulations as it deems necessary for the proper administration of the 2003 ISP, and to make such determinations and to take such action in connection therewith or in relation to the 2003 ISP as it deems necessary or advisable, consistent with the 2003 ISP.

2. Eligibility

Regular full-time employees of the Company and its subsidiaries, including officers, whether or not directors of the Company, shall be eligible to participate in the 2003 ISP ("Eligible Employees") if designated by the Committee. Directors of the Company who are not otherwise Eligible Employees and consultants to or regularly retained representatives of the Company may also receive awards as "Eligible Persons" under the 2003 ISP, but no such person shall be eligible to receive an award in the form of an "incentive stock option" as that term is used in the Internal Revenue Code of 1986, as amended. It is intended that awards will be made principally to those employees who are officers or key employees of the Company and to other persons who are in a position to have significant impact or achievement of the Company's long term objectives.

3. Incentives

Incentives under the ISP may be granted in any one or a combination of (i) Incentive Stock Options (or other statutory stock options); (ii) Nonqualified Stock Options; (iii) Performance Share Awards; and (iv) Restricted Stock Grants (collectively "Incentives"). All Incentives shall be subject to the terms and conditions set forth herein and to such other terms and conditions as may be established by the Committee. Determinations by the Committee under the ISP including without limitation, determinations of the Eligible Employees or Persons, the form, amount and timing of Incentives, the terms and provisions of Incentives, and the agreements evidencing Incentives, need not be uniform and may be made selectively among Eligible Employees or Persons who receive, or are eligible to receive, Incentives hereunder, whether or not such Eligible Employees or Persons are similarly situated.

4. Shares Available for Incentives

(a) Shares Subject to Issuance or Transfer. There is hereby reserved for issuance under the 2003 ISP an aggregate of 250,000 shares of the Company's Common Stock ("Common Stock).

In the event of a lapse, expiration, termination or cancellation of any Incentive granted under the 2003 ISP without the issuance of shares or payment of cash, or if shares are issued under a Restricted Stock Grant hereunder and are reacquired by the Company pursuant to rights reserved upon the issuance thereof, the shares subject to or reserved for such Incentive may again be used for new Incentives hereunder; provided that in no event may the number of shares issued hereunder exceed the total number of shares reserved for issuance.

(b) Limitations on Individual Awards. In any given year, no Eligible Employee or Eligible Person may be granted Incentives covering more than five percent (5%) of the number of fully-diluted shares of the Company's Common Stock outstanding as of the first business day of the Company's fiscal year.

(c) Recapitalization Adjustment. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment, if any, as it may deem appropriate in the number and kind of shares authorized by the ISP, in the number and kind of shares covered by Incentives granted, and, in the case of Stock Options, in the option price.

5. Stock Options

The Committee may grant options qualifying as Incentive Stock Options under the Internal Revenue Code of 1986, as amended or any successor code thereto (the "Code"), other statutory options under the Code, and Nonqualified Options (collectively "Stock Options"), and such Stock Options shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Option Price. The option price per share with respect to each Stock Option shall be determined by the Committee, but shall not be less than 90% of the fair market value of the Common Stock on the date the Stock Option is granted, as determined by the Committee; provided, however, that the option price per share with respect to each Incentive Stock Option shall not be less than 100% of the fair market value of the Common Stock on the date the Incentive Stock Option is granted, as determined by the Committee; and provided further that the option price per share with respect to any Incentive Stock Option granted to a person deemed to own more than ten percent (10%) of the Company's outstanding Common Stock shall not be less than 110% of the fair market value of the Common Stock on the date the Option is granted. During any period in which the Common Stock is listed for trading on a registered national securities exchange or on the NASDAQ National Market System, the fair market value shall be based on the average or closing price (or bid and asked prices, as appropriate) on the date of grant.

(b) Period of Option. The period of each Stock Option shall be fixed by the Committee, except that (i) every Incentive Stock Option granted shall be exercisable not more than ten (10) years after the date so granted, and (ii) no Incentive Stock Option granted to a person deemed to own more than ten percent (10%) of the Company's outstanding Common Stock shall be exercisable after the fifth anniversary of the date of grant of such Incentive Stock Option.

(c) Payment. The option price shall be payable at the time the Stock Option is exercised in cash or, at the discretion of the Committee, in whole or in part in the form of shares of Common Stock already owned by the grantee (based on the fair market value of the Common Stock on the date the option is exercised as determined by the Committee). No shares shall be issued until full payment therefor has been made. A grantee of a Stock Option shall have none of the rights of a stockholder until the shares are issued.

(d) Exercise of Option. The shares covered by a Stock Option may be purchased in such installments and on such exercise dates as the Committee may determine. Any shares not purchased on the applicable exercise date may be purchased thereafter at any time prior to the final expiration of the Stock Option. In no event (including those specified in paragraphs (e), (f) and (g) of this section below) shall any Stock Option be exercisable after its specified expiration period.

(e) Termination of Employment. Upon the termination of a Stock Option grantee's employment (for any reason other than retirement, death or termination for deliberate, willful or gross misconduct), Stock Option privileges shall be limited to the shares which were immediately exercisable at the date of such termination and except as herein after provided, such privileges shall remain exercisable for not more than thirty days following the date of termination of employment or the stated expiration date of the Stock Option if earlier. The Committee, however, in its discretion may provide that any Stock Options outstanding but not yet exercisable upon the termination of a Stock Option grantee may become exercisable in accordance with a schedule to be determined by the Committee. Such Stock Option privileges shall expire unless exercised within such period of time after the date of such termination as may be established by the Committee either at the date such Stock Option is granted or subsequently. If a Stock Option grantee's employment is terminated for deliberate, willful or gross misconduct, as determined by the Company, all rights under the Stock Option shall expire upon receipt of the notice of such termination. In the case of options issued to Eligible Persons who are not employees of the Company, the term "employment" as used in this provision shall mean continued service of such Eligible Person in the capacity giving rise to the award.

(f) Retirement. Upon retirement of the Stock Option grantee, Stock Option privileges shall apply to those shares immediately exercisable at the date of retirement and such privileges shall remain in force until the earlier of six months following the date of retirement or the stated expiration date of the Stock Option if earlier. The Committee, however, in its discretion, may provide at the time of grant that any Stock Options outstanding but not yet exercisable upon the retirement of the Stock Option grantee may become exercisable in accordance with a schedule to be determined by the Committee. Stock Option privileges shall expire unless exercised within such period of time as may be established by the Committee.

(g) Death. Upon the death of a Stock Option grantee, Stock Option privileges shall apply to those shares which were immediately exercisable at the time of death and such privileges shall remain in force until the earlier of one year following the date of death or the stated expiration date of the Stock Option if earlier. The Committee, however, in its discretion, may provide at the time of grant that any Stock Options outstanding but not yet exercisable upon the death of a Stock Option grantee may become exercisable in accordance with a schedule to be determined by the Committee. Such privileges shall expire unless exercised by legal representatives within a period of time as determined by the Committee but in no event later than the date of the expiration of the Stock option.

(h) Limits on Incentive Stock Options. Except as may otherwise be permitted by the Code, the Committee shall not, in the aggregate, grant an Eligible Employee, Incentive Stock Options that are first exercisable during any one calendar year to the extent that the aggregate fair market value of the Common Stock, at the time the Incentive Stock Options are granted, exceeds $100,000.

6. Performance Share Awards

The Committee may grant awards under which payment may be made in shares of Common Stock, cash or any combination of shares and cash if the performance of the Company or any subsidiary or division of the Company selected by the Committee during the Award Period meets certain goals established by the Committee ("Performance Share Awards"). Such Performance Share Awards shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Award Period and Performance Goals. The Committee shall determine and include in a Performance Share Award grant the period of time for which a Performance Share Award is made ("Award Period"). The Committee shall also establish performance objectives ("Performance Goals") to be met by the Company, subsidiary or division during the Award Period as a condition to payment of the Performance Share Award. The Performance Goals may include earnings per share, return on stockholder equity, return on assets, net income, or any other financial or other measurement established by the Committee. The Performance Goals may include minimum and optimum objectives or a single set of objectives.

(b) Payment of Performance Share Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Award if the Performance Goals are met, including the fixing of a maximum-payment. The Performance Share Award shall be expressed in terms of shares of Common Stock and referred to as "Performance Shares". After the completion of an Award Period, the performance of the Company, subsidiary or division shall be measured against the Performance Goals, and the Committee shall determine whether all, none or any portion of a Performance Share Award shall be paid. The Committee, in its discretion, may elect to make payment in shares of Common Stock, cash or a combination of shares and cash. Any cash payment shall be based on the fair market value of Performance Shares on, or as soon as practicable prior to, the date of payment.

(c) Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur which have a substantial effect on the performance of the Company, subsidiary or division and which in the judgment of the Committee make the application of the Performance Goals unfair unless a revision is made. In the case of options issued to Eligible Persons who are not employees of the Company, the term "employment" as used in this provision shall mean continued service of such Eligible Person in the capacity giving rise to the award.

(d) Requirement of Employment. A grantee of a Performance Share Award must remain in the employment of the Company until the completion of the Award Period in order to be entitled to payment under the Performance Share Award; provided that the Committee may, in its sole discretion, provide for a partial payment where such an exception is deemed equitable.

(e) Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Award, provide that any dividends declared on the Common Stock during the Award Period, and which would have been paid with respect to Performance Shares had they been owned by a grantee, be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and used to increase the number of Performance Shares of the grantee

7. Restricted Stock Grants

The Committee may issue shares of Common Stock to a grantee which shares shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe ("Restricted Stock Grant"):

(a) Requirement of Employment. A grantee of a Restricted Stock Grant must remain in the employment of the Company during a period designated by the Committee ("Restriction Period"). If the grantee leaves the employment of the Company prior to the end of the Restriction Period, the Restricted Stock Grant shall terminate and the shares of Common Stock shall be returned immediately to the Company, provided that the Committee may, at the time of the grant, provide for the employment restriction to lapse with respect to a portion or portions of the Restricted Stock Grant at different times during the Restriction Period. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable. In the case of options issued to Eligible Persons who are not employees of the Company, the term "employment" as used in this provision shall mean continued service of such Eligible Person in the capacity giving rise to the award.

(b) Restrictions on Transfer and Legend on Stock Certificates. During the Restriction Period, the grantee may not sell, assign, transfer, pledge, or otherwise dispose of the shares of Common Stock except to a successor under Section 9 hereof. Each certificate for shares of Common Stock issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

(c) Escrow Agreement. The Committee may require the grantee to enter into an escrow agreement providing that the certificates representing the Restricted Stock Grant will remain in the physical custody of an escrow holder until all restrictions are removed or expire.

(d) Lapse of Restrictions. All restrictions imposed under the Restricted Stock Grant shall lapse upon the expiration of the Restriction Period if the conditions as to employment set forth above have been met. The grantee shall then be entitled to have the legend removed from the certificates.

(e) Dividends. The Committee shall, in its discretion, at the time of the Restricted Stock Grant, provide that any dividends declared on the Common Stock during the Restriction Period shall either be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restriction Period.

8. Discontinuance or Amendment of the Plan.

The Committee of Directors may discontinue the 2003 ISP at any time and may from time to time amend or revise the terms of the 2003 ISP as permitted by applicable statutes except that it may not revoke or alter, in a manner unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Committee amend the 2003 ISP without stockholder approval, where the absence of such approval would cause the Plan to fail to comply with Rule 16b-3 under the Exchange Act, or any other requirement of applicable law or regulation. No Incentive shall be granted under the 2003 ISP after September 12, 2013, but Incentives granted theretofore may extend beyond that date.

9. Nontransferability

Each Incentive granted under the 2003 ISP shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined under the Code, and with respect to Stock Options, shall be exercisable, during the grantee's lifetime, only by the grantee or the grantee's guardian or legal representative.

10. No Right of Employment of Association

Neither the 2003 ISP nor any Incentives granted hereunder shall confer upon any Eligible Employee the right to continued employment with the Company or affect in any way the right of the Company to terminate the employment of an Eligible Employee at any time and for any or no reason. Neither the 2003 ISP nor any Incentives granted hereunder shall confer upon any Eligible Person the right to continued association with the Company as a director or consultant or otherwise.

11. Taxes

The Company shall be entitled to withhold the amount of any tax attributable to any amount payable or shares deliverable under the 2003 ISP after giving the person entitled to receive such amount or shares notice as far in advance as practicable and may condition delivery of certificates evidencing shares awarded or purchased under the 2003 ISP upon receipt of funds to effect such withholding.

12. Listing and Registration of the Shares

Each option issued hereunder shall be subject to the requirement that if at any time the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares subject to the option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the granting of such option or the issue or purchase of shares thereunder, such option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

13. Effective Date

The Plan shall be effective as of September 12, 2003 (the "Effective Date"); no Incentives may be awarded under the 2003 ISP prior to the Effective Date.

TODD SHIPYARDS CORPORATION

2003 ANNUAL REPORT

GENERAL OVERVIEW

Todd Shipyards Corporation (the "Company") was organized in 1916 and has operated a shipyard in Seattle, Washington (the "Shipyard") since incorporation. The Company is incorporated under the laws of the State of Delaware and operates the Shipyard through its wholly owned subsidiary Todd Pacific Shipyards Corporation ("Todd Pacific"). Todd Pacific, historically, has been engaged in the repair/overhaul, conversion and construction of commercial and military ships and vessels. The Company's general offices are located at 1801 16th Avenue S.W., Seattle, Washington 98134, and its telephone number is (206) 623-1635. Information about the Company is available to the public on the internet at www.toddpacific.com.

Throughout much of the Company's history, a substantial portion of its revenues and profits were attributable to long-term United States Government ("Government") contracts. However, in the late 1980's a significant decline in the annual shipbuilding budgets of the Department of the Navy (the "Navy") greatly reduced the Company's bidding opportunities for long-term Government contracts. To offset the downturn in long-term Government contracting opportunities, the Company entered into several new construction projects beginning in the mid 1990's. These new construction opportunities represented the Company's first new construction projects in 10 years.

As the Company neared completion on these new construction projects in fiscal year 2000, the Company shifted its main business focus to repair, maintenance and overhaul opportunities. This strategy resulted in the award of two major five year cost-type contracts for phased maintenance work on three Navy aircraft carriers and six Navy surface combatant class vessels stationed in the Puget Sound area.

The maintenance work performed on the Navy aircraft carriers, which began during the first quarter of fiscal year 2000 is referred to as the Planned Incremental Availability ("PIA") contract. The maintenance work performed on the Navy surface combatant vessels is referred to as the Combatant Maintenance Team ("CMT") contract. Work on the CMT contract began in the second quarter of fiscal year 2001.

In addition to these two long-term multi-ship contracts, the Company negotiated with the Navy during the first quarter of the prior fiscal year for the renewal of the existing Auxiliary Oiler Explosive ("AOE") contract on a sole source basis for an additional six years. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The three previous AOE contracts, which were each five years in duration, were all awarded on a competitive basis. This cost type contract provides for phased maintenance repairs to four Navy AOE class supply ships stationed in the Puget Sound area.

In addition to the above mentioned contracts, the Company engages in repair, overhaul and conversion work on other Navy vessels, U.S. Coast Guard vessels, ferries, container vessels, tankers, fishing vessels, cruise ships, barges, and tug supply vessels.

Management believes that the Company is well positioned to continue performing a substantial amount of the maintenance and repair work on commercial and government vessels engaged in various seagoing trade activities in the Pacific Northwest. This position should enable the Company to successfully pursue repair, maintenance, and conversion work for a variety of vessel fleets operating on Puget Sound (near Seattle) and the Pacific Coast. These fleets include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry System, the Alaska Marine Highway System, other government owned vessels, passenger cruise ships, American-flagged cargo carriers, fishing fleets, tankers, tugs and barges. While the Company may selectively pursue new construction opportunities in the future, its primary focus will remain on repair, maintenance and conversion activities.

OPERATIONS OVERVIEW

The Company's repair and overhaul work ranges from relatively minor repairs to major overhauls and often involves the dry-docking of the vessel under repair. Since the late 1980's, repair and overhaul opportunities available to domestic, private-sector shipyards have been impacted by the downsizing and relocation of the active Navy fleet. The impact has had both positive and negative effects on domestic shipyards depending on their proximity to the affected Navy fleet operations. Also affecting private shipyards is the impact of stationing vessels at Navy home ports, the availability and scheduling of maintenance and overhauls, the location of marine accidents and conditions within the maritime industry as a whole.

Commercial repair and overhaul contracts are obtained by competitive bidding, awarded by negotiation or assigned by customers who have a preference for a specific shipyard. On jobs that are advertised for competitive bids, owners usually furnish specifications and plans which become the basis for an agreed upon contract. Repair and overhaul jobs are usually contracted on a fixed-price or time and material basis.

The majority of the Company's Government ship repair and overhaul contracts are awarded on an option basis under one of the Company's three cost-type contracts with the Navy. These contracts provide for reimbursement of costs, to the extent allocable and allowable under applicable government regulations, and payment of an incentive or award fee based on the Company's performance with respect to certain pre-established criteria. The Company also performs repair and overhaul work for the Navy on a fixed price basis through a formal bidding process.

The Company's commercial and Government ship repair and overhaul contracts contain customer payment terms that are determined by mutual agreement. Typically, the Company is periodically reimbursed through progress payments based on the achievement of certain agreed to benchmarks less a specified level of retention. Some vessel owners contracting for repair, maintenance, or conversion work also require some form and amount of performance and payment bonding, particularly state agencies. Because of these requirements the Company is bonded for certain projects in the amount of $11.5 million at March 30, 2003.

SELECTED FINANCIAL DATA

(In thousands of dollars, except per share data)

The following table summarizes certain selected consolidated financial data of the Company, which should be read in conjunction with the accompanying consolidated financial statements of the Company included in Item 8.

	Years Ended									
	3/30/03		3/31/02		4/1/01		4/2/00		3/28/99	
Operations:										
Revenue	$ 151,811	(3)	$ 121,945	(3)	$ 116,545	(3)	$ 123,851		$ 106,189	(6
Operating income	5,098	(1)	6,902		11,950	(4)	5,610	(5)	10,222	
Net income	4,110	(1)	7,018		16,727		8,132		17,394	
Net income per share of common stock										
Basic EPS	0.78		1.05		1.74		0.83		1.76	
Diluted EPS	0.74		1.03		1.73		0.82		1.75	
Financial position:										
Working capital	42,525		37,129	(2)	59,293		64,880		52,050	
Fixed assets	16,634		16,595		17,358		17,356		19,026	
Total assets	141,580		133,680	(2)	164,900		139,209		136,514	
Stockholders' equity	$ 69,534		$ 65,997	(2)	$ 93,081		$ 76,185		$ 71,088	

(1) Operating income was impacted unfavorably by a non-recurring, non-cash charge of $0.8 million arising from the settlement of a portion of the Company's pension liabilities. This settlement transferred a portion of the Company's pension liability to an international labor union organization. Under the provisions of pension accounting, the settlement of these liabilities triggered recognition of certain cumulative differences between pension plan assumptions and actual results.

(2) In fiscal year 2002, the Company repurchased an aggregate of 4,136,124 shares of its common stock at a price of $8.25 per share through its tender offer ("Dutch Auction") that was completed as of July 31, 2001. The Company's working capital, total assets, and stockholders' equity declined approximately $34 million as a result of the share repurchases and related transactions.

(3) The Company's 2001 revenues were impacted favorably by an agreement reached with the U.S. Navy to share in certain environmental insurance costs. Under terms of the agreement, the Company was able to invoice and record revenue of $3.9 million during the fourth quarter of fiscal year 2001. The agreement also allowed the Company to invoice and recognize an additional $1.7 million in fiscal years 2002, 2003 and 2004, respectively. In addition, the Company received a favorable arbitration award on the Margarita II, a floating electrical power plant that was completed in fiscal year 2000. The award allowed the Company to recognize $1.9 million of revenue in the fourth quarter of fiscal year 2001.

(4) During fiscal year 2001, the Company recorded a net insurance settlement of $2.1 million, which was partially offset by a $1.5 million environmental and other reserve charge, resulting in an increase to income from operations of $0.6 million.

(5) During fiscal year 2000, the Company recorded an additional $5.6 million operating charge for environmental and other reserves. This charge was partially offset by a $0.9 million insurance settlement the Company reached with one of its insurance carriers.

(6) The Company's 1999 revenues included $23.5 million arising from an increase in the contract price relating to the construction of three Jumbo Mark II Ferries, and an additional $1.2 million in revenue associated with tasks completed under the original contract that it had not been able to recognize previously.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Notes to the Consolidated Financial Statements are an integral part of Management's Discussion and Analysis of Financial Condition and Results of Operations and should be read in conjunction herewith. The following discussion and analysis of financial condition and results of operations contain forward-looking statements, which involve risks and uncertainties. The Company's actual results in future periods may differ significantly from the results discussed in or anticipated by such forward looking statements. Certain factors, which may impact results for future periods, are discussed below under the captions "Overview - Profitability," and "Environmental Matters." Readers should also consider the statements and factors discussed under the caption "Operations Overview" in Item 1 and the discussion of environmental matters and related bodily injury claims set forth in Item 3 of this Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 30, 2003, together with the Notes to the Company's Consolidated Financial Statements for the fiscal year then ended.

OVERVIEW

Fiscal year 2003 started very strongly as the Company had significant revenue increases during the first six months of the year. These increases were primarily attributable to the large concentration of repair, maintenance and overhaul work awarded under each of the Company's three U.S. Navy phased maintenance contracts. During the first half of fiscal year 2003, the Company recorded $89.8 million, or 59% of its full year revenue. The Company's financial results during this period were very favorable as the Company recorded operating income and income before income tax expense of $6.0 million and $6.6 million, respectively.

However, the financial results for the third and fourth quarters of this year were very disappointing as revenues for the second half of the year fell to $62.0 million, a decrease of 31% from the volumes experienced during the first and second quarters. While the Company had anticipated the reduced business volume and decline in revenues, it had not anticipated the significant decline in profitability during the second half of the fiscal year. During this six month period, the Company sustained an operating loss and a loss before income tax expense of $0.9 million and $0.3 million, respectively.

Operating losses during the second half of fiscal year 2003, were the result of four primary factors. First, the Company experienced higher direct costs on two fixed priced projects that commenced and were completed in the third quarter. The impact of these cost increases, which had no corresponding revenue associated with them, reduced operating income by approximately $2.0 million. Second, the Company underestimated the total costs to complete a fixed price project that commenced in the third quarter but was not completed until April 2003. The estimating problem was not determined until the fourth quarter. The impact of this estimating error reduced operating income by approximately $1.7 million in the quarter ended March 30, 2003. Third, the Company recognized in the third quarter a non-recurring, non-cash charge of $0.8 million arising from the settlement of a portion of the Company's pension liabilities. This settlement transferred a portion of the Company's pension liability to an international labor union organization. Under the provisions of pension accounting, the settlement of these liabilities triggered recognition of certain cumulative differences between pension plan assumptions and actual results. Fourth, the Company recognized $0.6 million in environmental remediation expenses during the fourth quarter.

For the full year ended March 30, 2003, the Company recorded revenue of $151.8 million, which represents an increase of $29.9 million, or approximately 24%, over fiscal year 2002 reported revenue of $121.9 million. This revenue increase, as mentioned previously, is primarily attributable to the large concentration of repair, maintenance and overhaul work under the Company's three U.S. Navy phased maintenance contracts that occurred during the first and second quarters of this year.

During fiscal year 2003, the Company recorded operating income of $5.1 million on revenue of $151.8 million, or approximately 3% of revenue. This represents a decrease in operating income of $1.8 million, or approximately 26% from fiscal year 2002 operating income of $6.9 million. The decline in operating income reported, as previously mentioned, was primarily attributable to higher direct costs on two fixed priced projects, an error in estimating the costs to complete a third fixed priced project, a non-cash charge arising from the settlement of a portion of the Company's pension liabilities, and an environmental remediation charge.

In addition, the Company recognized $1.2 million in non-operating investment income for the year ended March 30, 2003. The investment income in addition to the operating income reported, resulted in fiscal year 2003 income before income tax expense of $6.3 million.

Auxiliary Oiler Explosive ("AOE") Contract

During the first quarter of fiscal year 2002, the Company was awarded a six-year, sole source cost-type contract for phased maintenance repairs to four Department of Navy AOE class supply ships. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The notional value of this new contract is expected to be approximately $180 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

During the first quarter of fiscal year 2003, the Navy announced its intention to decommission AOE 7 and AOE 10 for transfer to the Military Sealift Command ("MSC") in calendar years 2003 and 2004, respectively. The transfer of these vessels to MSC will reduce the Company's future work under its current cost-type contract with the Navy. The Company anticipates that MSC will contract for future work on these vessels on a competitive, fixed-price basis.

The potential impact of this transfer on the Company's future AOE revenues cannot be determined at this time, but will depend on factors such as the realized reduction in AOE revenues upon transfer to MSC, the Company's ability to bid on future AOE 7 and AOE 10 work once transferred, and the Company's bidding success if such bids are submitted.

Combatant Maintenance Team ("CMT") Contract

During the first quarter of fiscal year 2001, the Company was awarded, by the Department of the Navy on a sole source basis, a five year, cost-type contract for the repair and maintenance of six surface combatant class vessels (frigates and destroyers) stationed in the Puget Sound area. Although the Navy has not released a notional value of the maintenance work, the Company believes that the value may be approximately $60 million to $75 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Planned Incremental Availability ("PIA")

During the fourth quarter of fiscal year 1999, the Department of the Navy awarded the Company a five-year cost-type contract for phased maintenance on three CVN class aircraft carriers. The notional value for this five-year contract is approximately $100 million if all options are exercised. Work on this contract is currently being performed at the Puget Sound Naval Shipyard, located in Bremerton, Washington.

Preservation Contract (the "MV Yakima")

During the second quarter of fiscal year 2000, the Company was awarded a $29 million overhaul contract to renovate the Washington State Ferry, MV Yakima. Work on this project commenced during the third quarter of fiscal year 2000 and called for the replacement or renovation of the majority of the vessel's interior structures, including the replacement of steel plating, passenger area furniture, galley, fixtures, windows, and the removal of hazardous materials.

During the fourth quarter of fiscal year 2001, the Company successfully completed and delivered the vessel to the Washington State Ferry System ahead of the contractually scheduled delivery date. The Company earned financial incentives for the early delivery of the vessel and these incentives were recognized in fiscal year 2001 contract revenue.

Power Barge Contract (the "Margarita II")

In the second quarter of fiscal year 1999, the Company commenced work on a floating electrical power plant, the Margarita II. During the first quarter of fiscal year 2000, the Margarita II was delivered to its owner. To maintain production schedule deadlines and perform customer directed change orders the Company experienced significant contract cost growth in both labor hours and material. However, at the time of vessel delivery, an agreement had not reached between the Company and the owner regarding the potential increase in the contract price to compensate for all of these changes.

In accordance with the terms of the contract, the Company and the vessel owner agreed to settle the remaining change orders through a formal arbitration process. Subsequent to the end of fiscal year 2001, the Company was awarded approximately $1.9 million, as well as interest and certain agreed expenses, by the arbitration board. The Company recognized the award in fiscal year 2001.

Critical Accounting Policies

The Company's established accounting policies are outlined in the footnotes to the Consolidated Financial Statements (contained in Part II, Item 8. of this Form 10-K) entitled "Principal Accounting Policies." As part of its reporting responsibilities, management continually evaluates and reviews the adequacy of its accounting policies and methods as new events occur. Management believes that its policies are applied in a consistent manner that provides the user of the Company's financial statements with a current, accurate and complete presentation of information in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires the use of judgments and estimates. The Company's critical accounting policies are described below to provide a better understanding of how these judgments and estimates can impact the Company's financial statements. A critical accounting policy is one that management believes may contain difficult, subjective or complex estimates and assessments and is fundamental to the Company's results of operation. The Company has identified its most critical accounting policies which relate to: 1) Revenue Recognition, 2) Environmental Remediation, Bodily Injury, Other Reserves, and Insurance Receivable and 3) Pension Asset and Accrued Post Retirement Health Benefits. This discussion and analysis should be read in conjunction with the consolidated statements and related notes included elsewhere in this report.

Revenue Recognition

The Company recognizes revenue, contract costs, and profit on the percentage-of completion method based upon direct labor hours incurred. Using the percentage-of-completion method requires the Company to make certain estimates of the total cost to complete a project, estimates of project schedule and completion dates, estimates of the percentage at which the project is complete, estimates of annual overhead rates and estimates of amounts of any probable unapproved claims and/or change orders. These estimates are continuously evaluated and updated by experienced project management and accounting personnel assigned to these activities, and senior management also reviews them on a periodic basis. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are generally reflected in revenue in the current period.

The Company has considerable experience in managing multiple projects simultaneously and in preparing accurate cost estimates, schedules and project completion dates. However, many factors, including but not limited to weather, fluctuations in material prices, labor shortages, and timely availability of materials can affect the accuracy of these estimates and may impact future revenues either favorably or unfavorably.

U.S. Government procurement standards are followed to determine the allowability as well as the allocability of costs charged to Government contracts. Costs incurred and allocated to contracts with the U.S. Government are closely scrutinized for compliance with underlying regulatory standards by Shipyards personnel, and are subject to audit by the Defense Contract Audit Agency ("DCAA"). Other than normal cost accounting issues raised by the DCAA as a result of their regular, ongoing reviews, the Company is not aware of any outstanding issues with the DCAA.

Environmental Remediation, Bodily Injury, Other Reserves and Insurance Receivable

The Company faces potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard and at several sites used by the Company for disposal of alleged hazardous waste. The Company has also been named as a defendant in a number of civil actions alleging damages from past exposure to toxic substances, generally asbestos, at former Company facilities that are now closed. At March 30, 2003, the Company maintained aggregate reserves of $35.1 million for pending claims and assessments relating to these environmental matters, including $24.8 million associated with the Company's Seattle shipyard site and $9.4 million for asbestos or bodily injury related claims.

The Company has various insurance policies and agreements that provide coverage on the costs to remediate these environmental sites and for the defense and settlement of bodily injury claims. At March 30, 2003, the Company had recorded an insurance receivable of $32.4 million relating to these environmental and bodily injury matters, including $24.7 million associated with the Company's Seattle shipyard site and $7.1 million for bodily injury related claims.

The Company reviews these matters on a continual basis and revises its estimates of known liabilities and insurance recoveries when appropriate. The Company follows guidance provided in Statement of Position 96-1, "Environmental Remediation Liabilities" for recording its environmental liabilities and recoveries. The Company accounts for bodily injury liabilities in accordance with Financial Accounting Standards Board No. 5, "Accounting for Contingencies."

Estimating environmental remediation liabilities requires judgments and assessments based upon independent professional knowledge, the experience of Company management and legal counsel. Environmental liabilities are based on judgments that include calculating the cost of alternative remediation methods and disposal sites, changes in the boundaries of the remediation areas, and the impact of regulatory changes. Bodily injury liabilities are based on judgments that include the number of outstanding claims, the expected outcome of claim litigation and anticipated settlement amounts for open claims based on historical experience. The Company does not accrue liabilities for unknown bodily injury claims that may be asserted in the future due to uncertainties of the number of cases that may be filed and the extent of damages that may be alleged.

The development of liability estimates that support both environmental remediation and bodily injury reserves involve complex matters that include the development of estimates and the use of judgments. The actual outcome of these matters may differ from Company estimates. To the extent not covered by insurance, increases to environmental remediation and bodily injury liabilities would unfavorably impact future earnings.

The Company's insurance recoveries for environmental remediation and bodily injury claims are estimated independently from the associated liabilities and are based on insurance coverages or contractual agreements negotiated with its former insurance companies. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both insurance companies will be able to satisfy their respective obligations under the policy or agreement. However, if this assumption is incorrect and either of these companies is unable to meet its future financial commitments, the Company's financial condition and results of operation could be adversely affected.

Pension Asset and Accrued Post Retirement Health Benefits

The Company's employee pension and other post retirement benefit costs and obligations are governed by Financial Accounting Standards No.87 and No. 106. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other post retirement benefits costs and obligations. See Note 7. to the Financial Statements for more information regarding costs and assumptions for employee pension and other post retirement benefits.

Business Volume and Backlog

At March 30, 2003 the Company's backlog consists of approximately $22 million of repair, maintenance, and conversion work. This compares with backlogs of approximately $46 million and $30 million at March 31, 2002 and April 1, 2001, respectively. The Company's current backlog is primarily attributable to firm repair, maintenance and conversion work scheduled for completion during fiscal year 2004.

In the fourth quarter of fiscal year 2003, several planned Navy repair projects were delayed due to the conflicts in Iraq. These delays contributed to the decline in firm backlog orders at March 30, 2003, when compared to the prior fiscal years. These delayed repair projects are anticipated to start in the second quarter of fiscal year 2004.

Since work under the Company's three Navy phased maintenance contracts is at the option of the Navy, the Company cannot provide assurance as to the timing or level of work that may be performed under these contracts. Therefore, projected revenues from these contracts are not included in the Company's backlog until contract options are exercised by the Navy.

Profitability

The Company's future profitability depends largely on the ability of the Shipyard to maintain an adequate volume of ship repair, overhaul and conversion business to augment its longer-term contracts. The variables affecting the Company's business volume include public support provided to competing Northwest shipyards, excess west coast and industry-wide shipyard capacity, foreign competition, governmental legislation and regulatory issues, activity levels of the U.S. Navy, competitors' pricing behavior, and Company labor efficiencies, work practices and estimating abilities. Other factors that can contribute to future profitability include the amounts of annual expenditures needed to ensure continuing serviceability of the Company's owned and leased machinery and equipment.

The Company continues to respond aggressively to the increasingly competitive shipbuilding and repair industry. In addition to management's focus on the profitability of existing Shipyard operations through reduced operating costs, improved production efficiencies, customer needs and the pursuit of new business volume, management continues to evaluate options for deployment of assets with a view to improving the Company's return on investment.

YEAR TO YEAR COMPARISONS

2003 Compared with 2002

Net income for fiscal year 2003 decreased by $2.9 million, or 42% from fiscal year 2002 levels. This decrease was primarily attributable to a decrease in income before taxes of $4.6 million offset by a decrease in income taxes payable of $1.7 million. Net income for fiscal year 2003 was influenced as a result of the following components:

Revenues
The Company recorded revenue of $151.8 million during fiscal year 2003, which represents an increase of $29.9 million, or approximately 24%, over fiscal year 2002 reported revenue of $121.9 million. U.S. Navy phased maintenance contracts accounted for approximately $16.0 million of this increase, while increases in other commercial and government repair and overhaul activities, and new construction activities accounted for $8.9 million and $4.9 million, respectively.

Cost of Revenues
Cost of revenues for fiscal year 2003 increased by $24.6 million, or approximately 29% from fiscal year 2002. The majority of this increase was attributable to increases in work volumes experienced in fiscal year 2003 when compared to fiscal year 2002. Cost of revenues as a percentage of revenues was 72% and 70% for fiscal years 2003 and 2002, respectively. The increase in cost of revenues as a percentage of revenue in fiscal year 2003 is primarily attributable to higher direct costs on two fixed priced projects that commenced and were completed in

the third quarter, as well as underestimating the direct costs to complete a third project that commenced later in the third quarter but was not completed until April 2003. The impact of these cost increases, which had no corresponding revenue, increased cost of revenues by approximately $3.7 million.

Also contributing, but to a lesser extent, was a non-recurring, non-cash charge of $0.8 million arising from the settlement of a portion of the Company's pension liabilities. This settlement transferred a portion of the Company's pension liability to an international labor union organization. Under the provisions of pension accounting, the settlement of these liabilities triggered recognition of certain cumulative differences between pension plan assumptions and actual results.

Administrative and Manufacturing Overhead

Administrative and manufacturing overhead increased $6.1 million, or approximately 20% from fiscal year 2002. This increase was attributable to an overall increase in production volumes as well as planned maintenance expenses and Company initiated process improvement costs. Administrative and manufacturing overhead as a percentage of revenue was approximately 24% in fiscal year 2003, which was consistent with the 25% rate experienced in the prior fiscal year.

Provision for Environmental Reserves and Other

During fiscal year 2003, the Company estimated that the expected remediation costs associated with the Company's operable units at the Harbor Island Superfund Site would increase by approximately $9.1 million. This increase in environmental reserves was offset by a $8.5 million increase in the Company's insurance receivable. The net amount of $0.6 million is reflected in the Company's operating results for fiscal year 2003 and is shown in the Consolidated Statements of Income under Provision for environmental and other reserves.

Also, in fiscal year 2003 the Company received partial reimbursement from another Harbor Island potentially responsible party for certain past environmental costs incurred by the Company. This partial reimbursement in the amount of $0.1 million is reflected in other insurance settlements in the Consolidated Statement of Income for the year ended March 30, 2003.

In fiscal year 2002, the Company estimated that the remediation costs associated with its Harbor Island site would increase approximately $3.2 million. This amount was fully offset by a similar increase in the Company's insurance receivable. The Company also received $0.5 million in reimbursements from another potentially responsible party during fiscal year 2002.

Investment and Other Income

Investment and other income in fiscal year 2003 decreased by $0.6 million or approximately 32% when compared to fiscal year 2002. The decrease in investment and other income reported during fiscal year 2003 primarily reflects the reduction in the average funds available for investment purposes during the fiscal year, as well as lower investment yields generally available in the market.

In fiscal year 2002, the Company's average funds available for investment purposes were $44.8 million. In fiscal year 2003, the average funds available for investment purposes declined $8.2 million, or 18%, to $36.6 million. This decline reflects the results of the Company's Dutch Auction share repurchase of 4.1 million shares of its common stock that occurred during the second quarter of fiscal year 2002. This repurchase only affected a portion of the average funds available for investment purposes in fiscal year 2002, but affected the average funds available for the entire fiscal year 2003.

Gain on Sale of Available-for-Sale Securities

During fiscal year 2003, the Company reported a net loss of $9 thousand on the sale of available-for-sale securities, which is a decrease of $2.2 million, or approximately 100% from fiscal year 2002. The significant decrease in gains on the sale of available-for-sale securities reported in fiscal year 2003 is primarily attributable to market conditions that were more favorable during fiscal year 2002.

Income Taxes
In fiscal year 2003, the Company recognized federal income tax expense of $2.2 million. This represents a decrease of $1.7 million, or approximately 43% in federal tax expense when compared to fiscal year 2002. This decrease is attributable to the decrease in income before taxes in fiscal year 2003. The effective income tax rates recorded in fiscal years 2003 and 2002 remained relatively unchanged at 35% and 36%, respectively. The statutory income tax rates for fiscal years 2003 and 2002 were 34% and 35%, respectively. Differences between effective rates and statutory rates reflect certain non-deductible expenses in both years.

2002 Compared with 2001

Net income for fiscal year 2002 decreased by $9.7 million, or approximately 58% from fiscal year 2001 levels. This decrease was primarily attributable to the impact of the following four significant events: 1) In fiscal year 2001, the Company reached a settlement with the U.S. Navy to share in certain environmental insurance costs, which resulted in the Company recognizing $3.9 million in revenue. The amount the Company was able to recognize in fiscal year 2002 under the terms of this agreement decreased to $1.7 million. 2) In fiscal year 2001, the Company received an arbitration award on the Margarita II, which contributed approximately $2.3 million in revenue, interest income and reimbursed expenses. 3) In fiscal year 2002, the Company recognized $3.9 million in federal income tax expense while in fiscal year 2001 it recorded a federal income tax benefit of $0.2 million resulting from the elimination of its deferred tax asset valuation reserve. This change resulted in a $4.1 million increase in federal income tax expense in fiscal year 2002 when compared to fiscal year 2001. 4) In fiscal year 2002, the Company's pension income decreased $3.2 million when compared to fiscal year 2001 (see Note 7 of the Notes to Consolidated Financial Statements for more details). Net income for fiscal year 2002 was also influenced as a result of the following components:

Revenues
The Company recorded revenue of $121.9 million during fiscal year 2002, which represented an increase of $5.4 million, or approximately 5% over fiscal year 2001 revenue. All revenue recorded by the Company in fiscal year 2002 was attributable to repair and overhaul activities compared to $114.2 million in repair and overhaul revenue recorded in fiscal year 2001. This increase in repair and overhaul activities of $7.7 million was offset by a decrease in new construction revenue in fiscal year 2002 of $2.3 million. Increases in repair and overhaul activities were primarily due to the scheduling by ship owners of commercial and government overhaul activities. New construction revenue recorded in fiscal year 2001 was attributable to the Margarita II arbitration settlement.

Cost of Revenues
Cost of revenues for fiscal year 2002 increased by $7.4 million, or approximately 10% from fiscal year 2001. Cost of revenues as a percentage of revenues was 70% and 66% for fiscal years 2002 and 2001, respectively. The increase in cost of revenues as a percentage of revenue in fiscal year 2002 was primarily attributable to the $3.9 million in revenue the Company recognized on the agreement with the U.S. Navy to share in certain environmental insurance costs and the $1.9 million recognized on the Margarita II arbitration award in fiscal year 2001. Costs associated with these revenues were either incurred in prior years or are not categorized as cost of revenues, which effectively lowered the cost of revenues as a percentage of revenues in fiscal year 2001. If these amounts were excluded from revenue the resulting cost of revenues as a percentage of revised revenue would have been 70% in fiscal year 2001.

Administrative and Manufacturing Overhead
Administrative and manufacturing overhead increased $2.9 million, or approximately 11% from fiscal year 2001. This increase was attributable to increased production volumes during the fiscal year. As a percentage of revenue, administrative and manufacturing overhead was approximately 25% of revenue in fiscal year 2002. Administrative and manufacturing overhead as a percentage of revenue was 24% in fiscal year 2001, but would have been 25% if revenues were adjusted to exclude the favorable, non-recurring impacts to revenue that occurred that year.

Provision for Environmental Reserves and Other
During fiscal year 2002, the Company estimated that the expected remediation costs associated with the Company's operable units at the Harbor Island Superfund Site increased by approximately $3.2 million. This

increase in environmental reserves was offset by a similar increase in the Company's insurance receivable. The recognition of these increases did not impact the Company's financial results or stockholders' equity.

Also, in fiscal year 2002, the Company received a partial reimbursement from another Harbor Island potentially responsible party for certain past environmental costs incurred by the Company. This partial reimbursement in the amount of $0.5 million is reflected in Other insurance settlements in the financial results reported at March 31, 2002.

During fiscal year 2001, the Company provided $1.5 million in additional environmental and other reserves. The reserve increase was more than fully offset by a net insurance settlement of $2.1 million realized by the Company during the fourth quarter of fiscal year 2001.

Investment and Other Income

Investment and other income in fiscal year 2002 decreased by $2.1 million when compared to fiscal year 2001. This decrease reflected the reduction in available funds for investment purposes as a result of the Company's repurchase of 4.1 million shares in July 2002 through its Dutch Auction tender offer. The share repurchase decreased available funds for investment purposes by approximately $34.1 million.

Gain on Sale of Available-for-Sale Securities

Gain on sale of available-for-sale securities increased $1.5 million when compared to fiscal year 2001. This increase reflected favorable market conditions associated with certain securities, which were sold by the Company.

Income Taxes

In fiscal year 2002, the Company recognized federal income tax expense of $3.9 million, an effective income tax rate of 36%. This represented an increase of $4.1 million in federal tax expense when compared to fiscal year 2001. The Company's statutory rate in fiscal year 2002 was 35%. The difference between the Company's effective rate and statutory rate is due to certain non-deductible costs.

In fiscal year 2001, the Company recognized a federal income tax benefit of $0.2 million after applying all remaining net operating loss carryforwards and business tax credits and the elimination of its deferred tax asset valuation allowance.

ENVIRONMENTAL MATTERS AND OTHER CONTINGENCIES

The Company has provided total aggregate reserves of $35.1 million as of March 30, 2003 for its contingent environmental and bodily injury liabilities. Due to the complexities and extensive history of the Company's environmental and bodily injury matters, the amounts and timing of future expenditures is uncertain. As a result, there can be no assurance that the ultimate resolution of these environmental and bodily injury matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

The Company has various insurance policies and agreements that provide coverage of the costs to remediate environmental sites and for the defense and settlement of bodily injury cases. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both parties will be able to perform under their respective policy or agreement. As of March 30, 2003, the Company has recorded an insurance receivable of $32.4 million to reflect the contractual arrangements with several insurance companies to share costs for certain environmental and other matters.

The Company continues to negotiate with its insurance carriers and certain prior landowners and operators for past and future remediation costs. The Company has not recorded any receivables for any amounts that may be recoverable from such negotiations or other claims.

Ongoing Operations

Recurring costs associated with the Company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material to the Company's financial statements.

Past Activities - Environmental

The Company faces significant potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard (the "Harbor Island Site") and at several sites used by the Company for disposal of alleged hazardous waste. The Company has also been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances at Company facilities. Information with respect to these contingencies and claims is provided in Item 3 in this report.

The Company's policy is to accrue costs for environmental matters in the accounting period in which the responsibility is established and the cost is estimable. The Company's estimates of its liabilities for environmental matters are based on evaluations of currently available facts with respect to each individual situation and take into consideration factors such as existing technology, presently enacted laws and regulations, and the results of negotiations with regulatory authorities. The Company does not discount these liabilities.

In fiscal year 2003, the Company spent $0.5 million for environmental site remediation. All of these costs are reimbursable to the Company through its insurance coverages. An additional $1.3 million in environmental site remediation was spent by third party vendors under the direction of the Company's management. These costs were paid directly to the third party vendors under the Company's insurance policies. Most of these expenditures were related to the Harbor Island Site.

The Company spent approximately $0.2 million on environmental site remediation in fiscal years 2002 and 2001, respectively. Of these amounts, approximately $0.2 million and $0.1 million, respectively, were reimbursable to the Company under the Company's insurance policies.

In addition to environmental site remediation costs, the Company spent a net $25 thousand on bodily injury cases after reimbursement under the Company's insurance policies in fiscal year 2003. In fiscal year 2002 and 2001, the Company spent $0.5 million and $0.4 million, respectively for bodily injury cases after reimbursement under the Company's insurance policies.

Actual costs to address the Harbor Island Site and other environmental sites and matters will depend upon numerous factors, including the number of parties found liable at each environmental site, the method of remediation, outcome of negotiations with regulatory authorities, outcome of litigation, technological developments and changes in environmental laws and regulations. The Company entered into a Consent Decree with the EPA during the fourth quarter of fiscal year 2003. As a result the company has increased its Harbor Island Site reserves by an additional $9.1 million.

In the fourth quarter of fiscal year 2001, the Company entered into a 30-year agreement with an insurance company that will provide the Company with broad-based insurance coverage for the remediation of the Company's operable units at the Harbor Island Superfund Site.

The agreement provides coverage for the known liabilities in an amount exceeding the Company's current booked reserves of $24.8 million. Additionally, the Company has entered into a 15-year agreement for coverage of any new environmental conditions discovered at the Seattle shipyard property that would require environmental remediation.

The Company funded this insurance premium from cash reserves in two installments. The first payment was made in the Company's fourth quarter of fiscal year 2001 and the second payment was made in the first quarter of fiscal year 2002. The Company recorded a non-current asset in the form of an insurance receivable in accordance with its environmental accounting policies at the time it entered into this agreement. This transaction did not have a material effect on the Company's results of operations, nor did the transaction have a material effect on stockholders' equity.

Past Activities – Asbestos and Related Claims

The Company has been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances, generally asbestos, at closed former Company facilities.

The cases generally include as defendants, in addition to the Company, other ship builders and repairers, ship owners, asbestos manufacturers, distributors and installers, and equipment manufacturers and arise from injuries or illnesses allegedly caused by exposure to asbestos or other toxic substances. The Company assesses claims as they are filed and as the cases develop, dividing them into two different categories based on severity of illness. Based on current fact patterns, certain diseases including mesothelioma, lung cancer and fully developed asbestosis are categorized by the Company as "malignant" claims. All other claims of a less medically serious nature are categorized as "non-malignant". The Company is currently defending approximately 36 "malignant" claims and approximately 534 "non-malignant" claims.

The relief sought in all cases varies greatly by jurisdiction and claimant. Included in the approximate 375 cases open as of March 30, 2003 are approximately 570 claimants. The exact number of claimants is not determinable as approximately 150 of the open cases include multiple claimant filings against 30-100 defendants. The filings do not indicate which claimants allege liability against the Company. The previously stated 570 claimants is the Company's best estimate taking known facts into consideration.

Approximately 365 claimants do not assert any specific amount of relief sought.

Approximately 150 claims contain standard boilerplate language asserting on behalf of each claimant a claim for damages of $2 million compensatory and $20 million punitive against approximately 100 defendants. Approximately 20 claims set forth the same boilerplate language asserting $10-$20 million in compensatory and $10-$20 million in punitive damages on behalf of each claimant against approximately 30-100 defendants. Approximately 20 cases assert $1-$15 million in compensatory and $5-$10 million in punitive damages on behalf of each claimant against approximately 30-100 defendants.

Approximately 10 claimants seek compensatory damages of less than $100,000 per claim and approximately 5 claimants seek compensatory damages between $1 million and $15 million. The claims involved in the foregoing cases do not specify against which defendants which claims are made or alleged dates of exposure.

Based upon settled or concluded claims to date, the Company has not identified any correlation between the amount of the relief sought in the complaint and the final value of the claim. The Company and its insurers are vigorously defending these actions.

During fiscal year 2003, the Company experienced no material changes in its bodily injury liabilities and insurance receivables. At both March 30, 2003 and March 31, 2002, respectively, the Company had recorded bodily injury liability reserves of $9.4 million and bodily injury insurance receivables of $7.1 million. These bodily injury liabilities and receivables are classified within the Company's Consolidated Balance Sheets as environmental and other reserves, and insurance receivables, respectively.

The Company has entered into agreements with several of its insurers to provide coverage for a significant portion of settlements and awards related to these bodily injury claims. These agreements have aggregate limits on amounts to be paid overall and formulas for amounts of payment on individual claims. The two most significant agreements provide coverage applicable to claims of exposure to asbestos occurring between 1949 and 1976 and occurring between 1976 through 1987. Insurance coverage for exposures to asbestos was no longer available from the insurance industry after 1987. Due to changes in federal regulations in the 1970s that resulted in the swift decline in commercial and military application of asbestos and increased regulation over the handling and removal of asbestos, there exists minimal risk of claims arising from exposure after 1987. Contractual formulas are utilized to determine the amount of coverage from each agreement on each claim settled or litigated. Once the initial date of alleged exposure to asbestos is determined, all contractual years subsequent to that date participate in the settlement. Since all known claims involve alleged exposure prior to 1976, the 1976 through 1987 agreement will participate in the settlement or judgement of all outstanding claims that are settled or litigated. As a result, and as the years remaining calculation set forth below indicates, the 1976 through 1987 agreement will exhaust prior to the 1949 through 1976 agreement. Based on historical claims settlement data only, the Company projects that at March 30, 2003, the 1949 through 1976 agreement will provide coverage for an additional 20.4 years and the 1976 through 1987 agreement will provide coverage for an additional 5.2 years. At March 31, 2002, the Company projected that these agreements would provide coverage for an additional 20.6 years and 5.2 years, respectively. The Company resolved 13 malignant claims in 2003 compared with 20 in 2002 and 16 in 2001. If historical settlement patterns or the rate of filing for new cases change in future periods, these estimated coverage periods could be shorter or longer than anticipated. Moreover, if one or both of these coverages are exhausted at some future date, the Company's share of responsibility will increase for any subsequent claims and for legal expenses previously covered by these insurance agreements. In addition to providing coverage for assessments or settlements of claims, the agreements also provide for costs of defending and processing such claims.

Due to uncertainties of the number of cases, the extent of alleged damages, the population of claimants and size of any awards and/or settlements, there can be no assurance that the current reserves will be adequate to cover the costs of resolving the existing cases. Additionally, the Company cannot predict the eventual number of cases to be filed against it or their eventual resolution and does not include in its reserve amounts for cases that may be filed in the future. However, it is probable that if future cases are filed against the Company it will result in additional costs arising either from its share of costs under current insurance in place arrangements or due to the exhaustion of such coverage. The Company reviews the adequacy of existing reserves periodically based upon developments affecting these claims, including new filings and resolutions, and makes adjustments to the reserve and related insurance receivable as appropriate.

As the Company is not able to estimate its potential ultimate exposure for filed and unfiled claims against the Company, it cannot predict whether the ultimate resolution of the bodily injury cases will have a material effect on the Company's results of operations or stockholders' equity.

LIQUIDITY, CAPITAL RESOURCES AND WORKING CAPITAL

At March 30, 2003, the Company's cash and cash equivalents, and securities available-for-sale balances were $9.1 million and $32.1 million, respectively, for a total of $41.2 million. At March 31, 2002 the Company's cash and cash equivalents, and securities available for sale balances were $17.6 million and $13.8 million, respectively, for a total of $31.4 million.

The Company anticipates that its cash, cash equivalents and marketable securities position, anticipated fiscal year 2004 cash flow, access to credit facilities and capital markets, taken together, will provide sufficient liquidity to fund operations for fiscal year 2004. Accordingly, shipyard capital expenditures are expected to be financed from working capital. A change in the composition or timing of projected work could cause planned capital expenditures and repair and maintenance expenditures to change.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $13.1 million for the year ended March 30, 2003. This amount was primarily attributable to fiscal year net income adjusted for environmental and other reserves and accounts receivable, offset by increases in insurance receivables.

Net cash provided by operating activities was $10.6 million for the year ended March 31, 2002 and was primarily attributable to fiscal year net income adjusted for depreciation and deferred taxes.

Investing Cash Flows

Net cash used in investing activities was $21.6 million for the year ended March 30, 2003 and consisted primarily of purchases of marketable securities and capital expenditures offset by sales and maturities of marketable securities.

Net cash provided by investing activities was $29.8 million for the year ended March 31, 2002 and consisted primarily of maturities and sales of marketable securities offset partially by purchases of marketable securities and capital expenditures.

Capital Expenditures

During fiscal year 2003, the Company spent approximately $2.8 million on new capital assets. This represents an increase of approximately $0.6 million from the $2.2 million spent in fiscal year 2002. The increase in fiscal year

2003 capital expenditures is primarily attributable to the design costs associated with the replacement of one of the Company's existing piers. Activities associated with the pier replacement project will continue into fiscal year 2004 and are an integral part of the Company's special capital budget that was announced subsequent to the end of fiscal year 2003. On April 15, 2003, the Company's Board of Directors announced a special capital budget for its fiscal years 2004 and 2005 of approximately $13.0 million for improvements to its Seattle shipyard facility. These improvements, which include the replacement of the previously mentioned pier, a stormwater collection and discharge system and significant upgrades to its electrical system, will be in addition to the Company's routine annual capital expenditures. The Company plans to finance these capital projects from its projected future cash flows and existing working capital.

The capital expenditures for fiscal year 2003 are in addition to ongoing repair and maintenance expenditures in the Shipyard of $5.4 million, $3.9 million, and $3.6 million in fiscal years 2003, 2002 and 2001, respectively. The increase in fiscal year 2003 repair and maintenance costs when compared to fiscal year 2002 are primarily attributable to the Company's multi-year refurbishment plan of its owned dry dock.

Financing Activities

Net cash provided by financing activities for fiscal year 2003 was $14 thousand. This consisted primarily of a reduction in restricted cash and proceeds from the exercise of stock options, offset by the purchase of treasury stock.

Subsequent to the end of fiscal year 2003, the Company declared a dividend of ten cents ($0.10) per share payable on June 23, 2003, to shareholders of record as of June 2, 2003, and quarterly thereafter. The impact of this dividend payment based on the current number of outstanding shares will be approximately $0.5 million quarterly. The dividend is the first dividend declared by the Company since emerging from bankruptcy reorganization in 1991.

Net cash used in financing activities for fiscal year 2002 was $33.1 million. Cash used in financing activities during fiscal year 2002 consisted primarily of purchases of treasury stock resulting from the Company's Dutch Auction that was completed during the second quarter of fiscal year 2002.

Credit Facility

In fiscal year 2002, Todd Pacific Shipyards Corporation, a wholly owned subsidiary of the Company, negotiated a $10.0 million revolving credit facility. The credit facility, which is renewable on a bi-annual basis, provides Todd Pacific with greater flexibility in funding its operational cash flow needs. Certain Todd Pacific trade receivables, equipment and inventory secure this revolving credit facility. Todd Pacific had no outstanding borrowings as of March 30, 2003 and March 31, 2002, respectively

Commitments

The Company is subject to certain minimum operating lease payments on two of its dry docks that are charged to expense. These operating leases contain renewal options and minimum amounts of annual maintenance requirements. The minimum lease commitments are summarized in Note 9 of the Notes to Consolidated Financial Statements.

A surety company has issued contract bonds totaling $11.2 million for current repair, maintenance and conversion jobs as of March 30, 2003. Todd Pacific's trade accounts receivable on certain bonded jobs secure these various contract bonds.

Stock Repurchase

During the third quarter of fiscal year 2003, the Board of Directors approved the repurchase of up to 500,000 shares of the Company's common stock from time to time in open market or negotiated transactions. Under this authorization, the Company repurchased an aggregate of 19,500 shares during the balance of fiscal year 2003 in open market transactions at an average price of $12.44 per share for total consideration of $242,592.

Also during fiscal year 2003, 7,334 shares of treasury stock were reissued pursuant to the exercise of stock options held by two officers of the Company. 6,684,977 shares were held as treasury stock as of March 30, 2003.

During the first quarter of fiscal year 2002, the Company announced a tender offer for up to 4.0 million shares of the Company's Common Stock at a price of not in excess of $8.25 or less than $7.00 per share. The exact price was determined by a procedure commonly referred to as a "Dutch Auction." The 4.0 million shares that the Company offered to repurchase from existing stockholders represented approximately 42.7% of the total number of shares outstanding at that time.

Following verification of the tenders and receipt of shares tendered subject to guarantees of delivery, an aggregate of 4,136,124 shares were validly tendered at a price of $8.25 per share. In accordance with the terms of its offer, the Company elected to increase the number of shares to be purchased in order to avoid proration procedures otherwise applicable to the offer, resulting in an aggregate purchase price of $34.1 million. The Company incurred expenses in connection with this offer of approximately $0.5 million. The Company utilized available cash and proceeds from available-for-sale securities to fund the share repurchases completed through the offer. The share repurchase had a favorable impact on net income per Common Share ("EPS") in fiscal year 2002 by increasing Basic EPS by 30 cents ($0.30) per share and Diluted EPS by 29 cents ($0.29) per share. 6,672,811 shares were held as treasury stock as of March 31, 2002.

LABOR RELATIONS

During the third quarter of fiscal year 2003, the Puget Sound Metal Trades Council (the bargaining umbrella for all unions at Todd Pacific Shipyards) and Todd Pacific Shipyards reached an agreement on a new collective bargaining agreement. Todd Pacific Shipyards' eligible workforce ratified the agreement on October 22, 2002. The parties had been operating under an extension of the old agreement, which expired on July 31, 2002. The new three-year agreement, effective retroactively to August 1, 2002, includes an annual 3.5% wage and fringe benefit increase. Management considers its relations with the various unions to be stable.

ACCOUNTING CHANGES

Beginning in fiscal year 2003, the Company elected to apply the expense recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation." The recognition provisions are applied prospectively to all employee awards granted, modified or settled after March 31, 2002. Under the transition provisions of FAS No. 123 and as amended by FAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure," no cumulative effect is recorded for this accounting change. The Company has adopted FAS No. 123 as it is designated as the preferred method of accounting for stock-based compensation.

Previously, the Company had applied the disclosure only provisions of FAS No. 123 and accounted for stock-based compensation using the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option price. No stock-based employee compensation cost is reflected in fiscal year 2002 and 2001, net income, as all options granted under those plans had an exercise price equal to the market price of the underlying common stock at the date of the grant.

During fiscal year 2003, the Company did not grant any new stock options and therefore there is no expense recorded under FAS No. 123. Note 1, item (J) to the Consolidated Financial Statements includes pro forma information as if the expense recognition provisions of FAS No. 123 were applied to stock option grants for all periods presented, based on the valuation of the option as of the date of the grants.

Since the expense recognition provisions of FAS No. 123 apply to stock options granted subsequent to March 31, 2002, the Company cannot presently determine the financial impact that this change will have on its future results of operations or financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143), which is effective for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Company). FAS No. 143 provides accounting and reporting standards for recognizing obligations related to asset retirement costs associated with the retirement of tangible long-lived assets. Under FAS No. 143, legal obligations associated with the retirement of long-lived assets are to be recognized at fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the assets' useful lives. Any subsequent changes to the fair value of the liability will be expensed.

The Company has evaluated the impact of FAS No. 143 and based on its evaluation believes that adoption will not have a material impact on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. Under FAS No. 146, a liability for a cost associated with an exit or disposal activity will be recognized and measured initially at fair value only when the liability is incurred. FAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("Issue 94-3"). The principal difference between FAS No. 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS No. 146 will only impact the Company if it incurs exit or disposal activities. If and when an exit or disposal activity occurs, management will record such activity under the rules of FAS No. 146.

In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 will significantly change current practice in the accounting for, and disclosure of, guarantees. Guarantees meeting the characteristics described in FIN No. 45 are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FAS No. 5, "Accounting for Contingencies."

FIN No. 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor's having to make payments under the guarantee is remote. FIN No. 45 will not currently have an impact on the Company's disclosures in its Form 10-K.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("FAS No. 148"), which is effective for fiscal years ending after December 15, 2002. FAS No. 148 amends FAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure provisions of FAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

As stated above, the Company elected to adopt the fair value method of accounting for employee stock-based compensation in accordance with FAS No. 123 on a prospective basis. Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25 for stock-based awards granted prior to April 1, 2002 and thus applies the disclosure only provisions of FAS No. 148 to such awards.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46, clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have (i) the characteristics of a controlling financial interest or (ii) sufficient at risk equity. FIN No. 46 applies to a broad range of unconsolidated investee entities (e.g. joint ventures, partnerships and cost basis investments) and, effective for financial statements issued after January 31, 2003, adds certain disclosure requirements.

The Company is currently evaluating the adoption of FIN No. 46, but does not anticipate that it will have an impact on the Company's Form 10-K.

ORGANIZATIONAL CHANGE

On May 27, 2003, the Company announced the resignation of Roland H. Webb, President and Chief Operating Officer of Todd Pacific Shipyards Corporation, a wholly owned subsidiary of Todd Shipyards Corporation. Mr. Webb's resignation was effective May 30, 2003. The Company also announced on June 4, 2003, that Thomas V. Van Dawark would succeed Mr. Webb as President and Chief Operating Officer of Todd Pacific Shipyards Corporation.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's stock is listed on the New York Stock Exchange (the "NYSE"). The following table sets forth, by quarter, the high and low composite sales prices of the stock as reported by the NYSE.

Quarter Ended:	High	Low
July 1, 2001	8.11	6.79
September 30, 2001	9.55	7.70
December 30, 2001	9.05	7.70
March 31, 2002	11.00	8.80
June 30, 2002	17.12	11.10
September 29, 2002	15.20	11.45
December 29, 2002	15.85	11.65
March 30, 2003	14.43	12.70

On June 6, 2003 the high and low prices of the Company's common stock on the NYSE were $15.01 and $14.50, respectively.

At June 6, 2003 there were 1,704 holders of record of 5,288,656 outstanding shares of common stock. The Company has not paid cash dividends during the past two fiscal years, however subsequent to fiscal year 2003 the Company announced the declaration of a ten cents ($0.10) per share cash dividend to be paid each quarter. The first dividend payment will commence on June 23, 2003 to shareholders of record as of June 2, 2003. Subsequent dividend payments will be made each quarter, beginning September 23, 2003.

It is the intent of the Company to consider and act upon the payment of future dividends on a regular quarterly basis. Future dividend declarations will depend, among other factors, on the Company's earnings and prospects, its cash position and investment needs.

During the first quarter of fiscal year 2002, the Company commenced a tender offer for up to 4.0 million shares of the Company's Common Stock at a price not to exceed $8.25 or less than $7.00 per share. The exact price was determined by a procedure commonly referred to as a "Dutch Auction". The Company elected to increase the number of shares to be purchased in order to avoid proration procedures otherwise applicable to the offer and purchased an aggregate of 4,136,124 shares at a price of $8.25 per share. The tender offer was completed in the second quarter of fiscal year 2002 (See Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations and Note 14 of the Notes to Consolidated Financial Statements for additional information).

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Todd Shipyards Corporation

We have audited the accompanying consolidated balance sheets of Todd Shipyards Corporation and subsidiaries (the "Company") as of March 30, 2003 and March 31, 2002, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended March 30, 2003. Our audits also included the financial statement schedule listed in the index at item 15(a). The financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Todd Shipyards Corporation and subsidiaries at March 30, 2003 and March 31, 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 30, 2003 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 16 to the financial statements, beginning March 31, 2002, the Company changed its method of accounting for stock-based employee compensation.

/s/Ernst & Young LLP

Seattle, Washington
May 22, 2003, except for Note 17,
as to which the date is June 6, 2003

REPORT OF MANAGEMENT

The management of Todd Shipyards Corporation is responsible for the preparation, fair presentation, and integrity of the information contained in the financial statements in this Annual Report on Form 10-K. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts determined using management's best estimates and judgments.

The company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are recorded properly to produce reliable financial records. The system of internal controls includes appropriate divisions of responsibility, established policies and procedures (including a code of conduct to promote strong ethics) that are communicated throughout the company, and careful selection, training and development of our people. The company conducts a corporate audit program to provide assurance that the system of internal controls is operating effectively.

Our independent certified public accountants have performed audit procedures deemed appropriate to obtain reasonable assurance that the financial statements are free of material misstatement.

The Board of Directors provides oversight to the financial reporting process through its Audit and Compliance Committee, which meets regularly with management, corporate audit, and the independent certified public accountants to review the activities of each and to ensure that each is meeting its responsibilities with respect to financial reporting and internal controls.

Finally, each of the undersigned has personally certified that the information contained in this Annual Report on Form 10-K is accurate and complete in all material respects, and that there are in place sound disclosure controls designed to gather and communicate material information to appropriate personnel within the company.

/s/ Stephen G. Welch
Stephen G. Welch
President and Chief Executive Officer

/s/ Scott H. Wiscomb
Scott H. Wiscomb
Chief Financial Officer

TODD SHIPYARDS CORPORATION
CONSOLIDATED BALANCE SHEETS
MARCH 30, 2003 and MARCH 31, 2002
(In thousands of dollars)

	2003	*2002*
ASSETS		
Cash and cash equivalents	$ 9,053	$ 17,545
Securities available-for-sale	32,126	13,841
Accounts receivable, less allowance for doubtful accounts of $98 and $150		
U. S. Government	4,322	12,738
Other	3,928	3,086
Costs and estimated profits in excess of billings on incomplete contracts	6,251	5,648
Inventory, less allowance for obsolescence of $237 and $280	1,434	1,489
Deferred taxes	-	126
Other current assets	1,268	428
Total current assets	58,382	54,901
Property, plant and equipment, net	16,634	16,595
Restricted cash	3,030	3,240
Deferred pension asset	29,709	30,823
Insurance receivable	32,427	26,798
Other long-term assets	1,398	1,323
Total assets	$ 141,580	$ 133,680
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Accounts payable and accruals	$ 9,244	$ 9,156
Accrued payroll and related liabilities	2,606	2,438
Billings in excess of costs and estimated profits on incomplete contracts	1,357	2,864
Taxes payable other than income taxes	1,417	1,397
Income taxes payable	787	1,917
Deferred taxes	446	-
Total current liabilities	15,857	17,772
Environmental and other reserves	35,055	28,467
Accrued post retirement health benefits	16,588	17,404
Deferred taxes	3,025	2,646
Other non-current liabilities	1,521	1,394
Total liabilities	72,046	67,683
Commitments and contingencies		
Stockholders' equity:		
Common stock $.01 par value-authorized 19,500,000 shares, issued 11,956,033 shares at March 30, 2003 and March 31, 2002, and outstanding 5,271,056 at March 30, 2003 and 5,283,222 at March 31, 2002	120	120
Paid-in capital	38,405	38,295
Retained earnings	78,573	74,463
Accumulated other comprehensive income	429	922
Treasury stock (6,684,977 shares at March 30, 2003 and 6,672,811 shares at March 31, 2002)	(47,993)	(47,803)
Total stockholders' equity	69,534	65,997
Total liabilities and stockholders' equity	$ 141,580	$ 133,680

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years Ended March 30, 2003, March 31, 2002, and April 1, 2001
(in thousands, except per share amounts)

	2003	2002	2001
Revenues	$ 151,811	$ 121,945	$ 116,545
Operating expenses:			
Cost of revenues	109,406	84,787	77,411
Administrative and manufacturing overhead	36,832	30,721	27,801
Provision for environmental and other reserves	600	-	1,501
Other insurance settlements	(125)	(465)	(2,118)
Total operating expenses	146,713	115,043	104,595
Operating income	5,098	6,902	11,950
Investment and other income	1,240	1,816	3,889
Gain (loss) on available-for-sale securities	(9)	2,216	713
Income before income tax expense	6,329	10,934	16,552
Income tax (expense) benefit	(2,219)	(3,916)	175
Net income	4,110	7,018	$16,727
Net income per Common Share:			
Basic	$ 0.78	$ 1.05	$ 1.74
Diluted	$ 0.74	$ 1.03	$ 1.73
Weighted Average Shares Outstanding			
Basic	5,283	6,677	9,587
Diluted	5,553	6,827	9,676

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 30, 2003, March 31, 2002, and April 1, 2001
(in thousands of dollars)

	2003	2002	2001
OPERATING ACTIVITIES:			
Net income	$ 4,110	$ 7,018	$ 16,727
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	2,774	3,020	3,017
Environmental and other reserves	6,588	737	633
Deferred pension asset	1,114	(65)	(3,276)
Post retirement health benefits	(816)	(783)	(1,395)
Deferred income taxes	951	3,339	(819)
Decrease (increase) in operating assets:			
Costs and estimated profits in excess of billings on incomplete contracts	(603)	3,971	2,917
Inventory	55	42	322
Accounts receivable	7,574	321	(3,146)
Insurance receivable	(5,629)	(696)	(15,447)
Other (net)	(787)	6	358
Increase (decrease) in operating liabilities:			
Accounts payable and accruals	88	(9,691)	11,511
Accrued payroll and related liabilities	295	1,377	(2,397)
Billings in excess of costs and estimated profits on incomplete contracts	(1,507)	1,231	(207)
Income taxes payable	(1,130)	263	(76)
Other (net)	20	475	(397)
Net cash provided in operating activities	13,097	10,565	8,325
INVESTING ACTIVITES:			
Purchases of marketable securities	(29,741)	(9,491)	(16,836)
Sales of marketable securities	7,663	35,863	6,164
Maturities of marketable securities	3,300	5,550	14,465
Capital expenditures	(2,825)	(2,171)	(3,084)
Other	-	-	(260)
Net cash provided by (used in) investing activities	(21,603)	29,751	449
FINANCING ACTIVITIES:			
Restricted cash	210	878	(1,116)
Purchase of treasury stock	(243)	(34,631)	(2,511)
Proceeds from exercise of stock options	47	246	120
Collection of notes receivable from officers for common stock	-	415	-
Net cash provided by (used in) financing activities	14	(33,092)	(3,507)
Net increase (decrease) in cash and cash equivalents	(8,492)	7,224	5,267
Cash and cash equivalents at beginning of period	17,545	10,321	5,054
Cash and cash equivalents at end of period	$ 9,053	$ 17,545	$ 10,321
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ -	$ 5	$ -
Income taxes	2,133	319	1,400
Non-cash investing and financing activities:			
Impairment of available-for-sale securities	$ 260	$ -	$ 645

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended March 30, 2003, March 31, 2002, and April 1, 2001
(in thousands of dollars)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Notes From Officers	Total Equity
Balance at April 2, 2000	$ 120	$ 38,145	$ 50,718	$ (1,291)	$ (11,114)	$ (393)	$ 76,185
Purchase of treasury stock	-	-	-	-	(2,511)	-	(2,511)
Stock based compensation	-	20	-	-	-	-	20
Proceeds from exercise of stock options	-	21	-	-	99	-	120
Accrued interest notes	-	-	-	-	-	(22)	(22)
Comprehensive income:							
Net income for the year ended April 1, 2001	-	-	16,727	-	-	-	16,727
Net change in unrealized gains (losses) on available-for-sale securities (net of taxes of $685)	-	-	-	2,562	-	-	2,562
Total comprehensive income							19,289
Balance at April 1, 2001	$ 120	$ 38,186	$ 67,445	$ 1,271	$ (13,526)	$ (415)	$ 93,081
Purchase of treasury stock	-	-	-	-	(34,631)	-	(34,631)
Stock based compensation	-	217	-	-	-	-	217
Proceeds from exercise of stock options	-	(108)	-	-	354	-	246
Notes receivable from officers for common stock	-	-	-	-	-	415	415
Comprehensive income:							
Net income for the year ended March 31, 2002	-	-	7,018	-	-	-	7,018
Net change in unrealized gains (losses) on available-for-sale securities (net of tax benefit of $188)	-	-	-	(349)	-	-	(349)
Total comprehensive income							6,669
Balance at March 31, 2002	$ 120	$ 38,295	$ 74,463	$ 922	$ (47,803)	$ -	$ 65,997
Purchase of treasury stock	-	-	-	-	(243)	-	(243)
Stock based compensation	-	116	-	-	-	-	116
Proceeds from exercise of stock options	-	(6)	-	-	53	-	47
Comprehensive income:							
Net income for the year ended March 30, 2003	-	-	4,110	-	-	-	4,110
Net change in unrealized gains (losses) on available-for-sale securities (net of tax benefit of $265)	-	-	-	(493)	-	-	(493)
Total comprehensive income							3,617
Balance at March 30, 2003	$ 120	$ 38,405	$ 78,573	$ 429	$ (47,993)	$ -	$ 69,534

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended March 30, 2003, March 31, 2002, and April 1, 2001

1. PRINCIPAL ACCOUNTING POLICIES

(A) Basis of Presentation - The Consolidated Financial Statements include the accounts of Todd Shipyards Corporation (the "Company") and its wholly owned subsidiaries Todd Pacific Shipyards Corporation ("Todd Pacific") and TSI Management, Inc. ("TSI"). All inter-company transactions have been eliminated. The Company's policy is to end its fiscal year on the Sunday nearest March 31. Certain reclassifications of prior year amounts in the Consolidated Financial Statements have been made to conform to the current year presentation, including the recording of certain other reserves and the related insurance receivable.

(B) Business - The Company's primary business is ship overhaul, conversion and repair for the United States Government, state ferry systems, and domestic and international commercial customers. The majority of the Company's work is performed at either its Seattle, Washington facility (the "Shipyard") or at the Puget Sound Naval Shipyard in Bremerton, Washington, by a unionized production workforce.

(C) Property, Plant and Equipment - Property, plant and equipment is carried at cost, net of accumulated depreciation. The Company capitalizes certain major overhaul activities when such activities are determined to increase the useful life or operating capacity of the asset. Depreciation and amortization are determined on the straight-line method based upon estimated useful lives (5-31 years) or lease periods; however, for income tax purposes, depreciation is determined on both the straight-line and accelerated methods, and on shorter periods where permitted.

(D) Revenue Recognition - The Company recognizes revenue, costs, and profit on construction contracts in accordance with Statement of Position No. 81-1 (SOP No. 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Revenue, costs, and profit on contracts are recognized on the percentage-of-completion method (determined based on direct labor hours). Revenue, costs, and profits on time-and-material contracts are recorded based upon direct labor hours at fixed hourly rates and cost of materials as incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded. Revisions to contract estimates are recorded as the estimating factors are refined. The effect of these revisions is included in income in the period the revisions are identified.

(E) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) Income Taxes - Income taxes are determined in accordance with an asset and liability approach for financial accounting and reporting of income taxes. A valuation allowance is recorded to reduce deferred tax assets when realization of the tax benefit is uncertain.

(G) Inventory - Inventories, consisting of materials and supplies, are valued at lower of cost (principally average) or market. The Company has many available sources of supply for its commonly used materials.

(H) Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with a stated maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market instruments, investment grade commercial paper and U.S. Government securities. The carrying amounts reported in the balance sheet are stated at cost, which approximates fair value.

(I) Securities Available-for-Sale - The Company includes all debt instruments purchased with a maturity of more than three months as securities available-for-sale. Securities available-for-sale consist primarily of U.S. Government securities, investment grade commercial paper and equities and are valued based upon market quotes.

Company management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. All of the Company's investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, excluded from earnings and presented as accumulated other comprehensive income or loss, net of related deferred income taxes. Realized gains and losses are recorded based on historical cost of individual securities

The Company continually monitors its investment portfolio for other than temporary impairment of securities. When an other than temporary decline in the value below cost or amortized cost is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of reduction is reported as a realized loss in the Consolidated Statements of Income. Any recovery of value in excess of the investment's new cost basis is recognized as a realized gain only on sale, maturity or other disposition of the investment.

Factors that the Company evaluates in determining the existence of an other than temporary decline in value include (1) the length of time and extent to which the fair value has been less than cost or carrying value, (2) the circumstances contributing to the decline in fair value (including a change in interest rates or spreads to benchmarks), (3) recent performance of the security, (4) the financial strength of the issuer, and (5) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for anticipated recovery. Additionally, for asset-backed securities, the Company considers the security rating and the amount of credit support available for the security.

(J) Stock Based Compensation **-** Beginning in fiscal year 2003, the Company elected to apply the expense recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation." The recognition provisions are applied to stock option grants awarded subsequent to March 31, 2002. The Company has adopted FAS No. 123 as it is designated as the preferred method of accounting for stock-based compensation.

Previously, the Company had applied the disclosure only provisions of FAS No. 123 and accounted for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option price.

During fiscal year 2003, the Company did not grant any new stock options and therefore there is no expense recorded under FAS No. 123. Since the expense recognition provisions of FAS No. 123 apply to stock options granted subsequent to March 31, 2002, the Company cannot presently determine the financial impact that this change will have on its future results of operations or financial condition.

Under SFAS 123, if the Company had elected to recognize the compensation cost based on the fair value of the options granted at the grant date, net income would have decreased as follows (the estimated fair value of the options is amortized to expense over the options' vesting period):

(in thousands, except per share data)	Year Ended 2003	2002	2001
Net income:			
As reported	$ 4,110	$ 7,018	$ 16,727
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(224)	(228)	(64)
Pro forma	$ 3,886	$ 6,790	$ 16,663
Net income per share:			
Basic			
As reported	$ 0.78	$ 1.05	$ 1.74
Pro forma	0.73	1.02	1.74
Diluted			
As reported	0.74	1.03	1.73
Pro forma	$ 0.70	$ 0.99	$ 1.72

(K) Environmental Remediation, Bodily Injury, Other Reserves, and Insurance Receivable - The Company accounts for environmental remediation liabilities in accordance with Statement of Position 96-1, "Environmental Remediation Liabilities," which provides the accounting and reporting standards for the recognition and disclosure of environmental remediation liabilities.

For current operating activities, costs of complying with environmental regulations are immaterial and expensed as incurred. Environmental costs are capitalized if the costs extend the life of the property and/or increase its capacity.

For matters associated with past practices and closed operations, accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon the projected scope of the remediation, current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. As applicable, accruals include the Company's share of the following costs: engineering costs to determine the scope of the work and the remediation plan, testing costs, project management costs, removal of contaminated material, disposal of contaminated material, treatment of contaminated material, capping of affected areas and long term monitoring costs.

Accruals for environmental liabilities are not discounted and exclude legal costs to defend against claims of other parties. Insurance or other third party recoveries for environmental liabilities are recorded separately at undiscounted amounts in the financial statements as insurance receivables when it is probable that a claim will be realized.

The Company accounts for bodily injury liabilities and other reserves in accordance with Financial Accounting Standards Board No.5, "Accounting for Contingencies". Accruals for bodily injury liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on the known facts. Civil actions relating to toxic substances vary according to the case's fact patterns, jurisdiction and other factors. Accordingly, any potential expenses for claims that may be filed in the future related to alleged damages from past exposure to toxic substances are not estimable and as such are not included in the Company's reserves.

Accruals for bodily injury liabilities are adjusted periodically as new information becomes available. Such accruals are included in the environmental and other reserves at undiscounted amounts and exclude legal costs to defend against claims of other parties. Insurance or other third party recoveries for bodily injury liabilities are recorded undiscounted in the financials statements as insurance receivables when it is probable that a claim will be realized.

(L) Earnings per Share - Basic earnings per share is computed based on weighted average shares outstanding. Diluted earnings per share includes the effect of dilutive securities (options and warrants) except where their inclusion is antidilutive.

(M) Comprehensive Income - Unrealized gains or losses on the Company's available-for-sale securities, are reported as other comprehensive income (loss) in the Consolidated Balance Sheets and Statement of Stockholders' Equity.

(N) Long-lived Assets - The Company's policy is to recognize impairment losses relating to long-lived assets in accordance with Financial Accounting Standards Board No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" based on several factors, including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. To date no such impairment has been indicated.

(O) Concentration of Risk - The Company is subject to concentration of credit risk from investments and cash balances on hand with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. Risk for investments is managed by purchase of investment grade securities and diversification of the investment portfolio among issuers and maturities.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143), which is effective for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Company). FAS No. 143 provides accounting and reporting standards for recognizing obligations related to asset retirement costs associated with the retirement of tangible long-lived assets. Under FAS No. 143, legal obligations associated with the retirement of long-lived assets are to be recognized at fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the assets' useful lives. Any subsequent changes to the fair value of the liability will be expensed.

The Company is still evaluating the impact of FAS No. 143, but believes adoption will not have a material impact on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. Under FAS No. 146, a liability for a cost associated with an exit or disposal activity will be recognized and measured initially at fair value only when the liability is incurred. FAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("Issue 94-3"). The principal difference between FAS No. 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS No. 146 will only impact the Company if it incurs disposal activities. If and when a disposal activity occurs, management will record such activity under the rules of FAS No. 146.

In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 will significantly change current practice in the accounting for, and disclosure of, guarantees. Guarantees meeting the characteristics described in FIN No. 45, which are not included in a long list of exceptions, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FAS No. 5, "Accounting for Contingencies."

FIN No. 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor's having to make payments under the guarantee is remote. FIN No. 45 will not currently have any impact on the Company's disclosures in its Form 10-K.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("FAS No. 148"), which is effective for fiscal years ending after December 15, 2002. FAS No. 148 amends FAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure provisions of FAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

Effective April 1, 2002, the Company elected to adopt the fair value method of accounting for employee stock-based compensation in accordance with FAS No. 123 on a prospective basis. Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25 for stock-based awards granted prior to April 1, 2002 and thus applies the disclosure only provisions of FAS No. 148 to such awards.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46, clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have (i) the characteristics of a controlling financial interest or (ii) sufficient at risk equity. FIN No. 46 applies to a broad range of unconsolidated investee entities (e.g. joint ventures, partnerships and cost basis investments) and, effective for financial statements issued after January 31, 2003, adds certain disclosure requirements. Adoption of FIN No. 46 has not currently impacted the Company's disclosures on Form 10-K.

3. RESTRICTED CASH AND SURETY LINE

A surety company has issued contract bonds totaling $11.2 million for current repair, maintenance and conversion jobs as of March 30, 2003. Todd Pacific's trade accounts receivable on certain bonded jobs secure these various contract bonds.

The long-term restricted cash relates primarily to the Harbor Island Superfund site clean up and will be released upon the Company satisfying certain remediation provisions. Also included is $0.3 million and $0.2 million as of March 30, 2003 and March 31, 2002, respectively, of restricted cash which will be released upon completion or acceptance of the contracted work and completion of related warranty periods and consists primarily of amounts related to work for the Washington State Ferry System.

4. SECURITIES AVAILABLE FOR SALE

Securities available-for-sale are carried at fair value. The following is a summary of available-for-sale securities:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 30, 2003				
Debt securities:				
U.S. Treasury securities and agency obligations	$ 4,949	$ 53	$ -	$ 5,002
U.S corporate securities	14,122	354	-	14,476
Mortgage-backed securities	9,876	166	-	10,042
Total debt securities	28,947	573	-	29,520
Equity securities:				
U.S. securities	2,153	186	(200)	2,139
Foreign stock	365	102	-	467
Total equity securities	2,518	288	(200)	2,606
Total securities	$ 31,465	$ 861	$ (200)	$ 32,126
March 31, 2002				
Debt securities:				
U.S. Treasury securities and agency obligations	$ 1,015	$ 6	$ -	$ 1,021
U.S corporate securities	2,333	41	-	2,374
Mortgage-backed securities	5,386	34	(26)	5,394
Total debt securities	8,734	81	(26)	8,789
Equity securities:				
U.S. securities	2,832	1,185	(1)	4,016
Foreign stock	856	203	(23)	1,036
Total equity securities	3,688	1,388	(24)	5,052
Total securities	$ 12,422	$ 1,469	$ (50)	$ 13,841

The Company had gross realized gains of $255 thousand, $2.4 million and $1.4 million on sales of available-for-sale securities for fiscal years 2003, 2002 and 2001 respectively..

The Company had gross realized losses of $264 thousand, $0.2 million and $.7 million on sales of available-for-sale securities for fiscal year 2003, 2002 and 2001, respectively.

The amortized cost and estimated fair value of the Company's available-for-sale debt, mortgage-backed and equity securities are shown below:

(In thousands)	Amortized Cost	Fair Value
March 30, 2003		
Debt securities:		
Due in one year or less	$ 4,025	$ 4,090
Due after one year through three years	15,046	15,388
Subtotal	19,071	19,478
Mortgage-backed securities	9,876	10,042
Equity securities	2,518	2,606
Total	$ 31,465	$ 32,126
March 31, 2002		
Debt securities:		
Due in one year or less	$ 1,334	$ 1,335
Due after one year through three years	2,014	2,060
Subtotal	3,348	3,395
Mortgage-backed securities	5,386	5,394
Equity securities	3,688	5,052
Total	$ 12,422	$ 13,841

5. CONTRACTS

Auxiliary Oiler Explosive ("AOE") Contract

During the first quarter of fiscal year 2002, the Company was awarded a six-year, sole source cost-type contract for phased maintenance repairs to four Department of Navy AOE class supply ships. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The notional value of this new contract is expected to be approximately $180 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

During the first quarter of fiscal year 2003, the Navy announced its intention to decommission AOE 7 and AOE 10 for transfer to the Military Sealift Command ("MSC") in calendar years 2003 and 2004, respectively. The transfer of these vessels to MSC will reduce the Company's future work under its current cost-type contract with the Navy. The Company anticipates that MSC will contract for future work on these vessels on a competitive, fixed-price basis.

The potential impact of this transfer on the Company's future AOE revenues cannot be determined at this time, but will depend on factors such as the realized reduction in AOE revenues upon transfer to MSC, the Company's ability to bid on future AOE 7 and AOE 10 work once transferred, and the Company's bidding success if such bids are submitted.

Combatant Maintenance Team ("CMT") Contract

During the first quarter of fiscal year 2001, the Company was awarded, by the Department of the Navy on a sole source basis, a five year, cost-type contract for the repair and maintenance of six surface combatant class vessels (frigates and destroyers) stationed in the Puget Sound area. Although the Navy has not released a notional value of the maintenance work, the Company believes that the value may be approximately $60 million to $75 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Planned Incremental Availability ("PIA")
During the fourth quarter of fiscal year 1999, the Department of the Navy awarded the Company a five-year cost-type contract for phased maintenance on three CVN class aircraft carriers. The notional value for this five-year contract is approximately $100 million if all options are exercised. Work on this contract is currently being performed at the Puget Sound Naval Shipyard, located in Bremerton, Washington.

Preservation Contract (the "MV Yakima")
During the second quarter of fiscal year 2000, the Company was awarded a $29 million overhaul contract to renovate the Washington State Ferry, MV Yakima. Work on this project commenced during the third quarter of fiscal year 2000 and called for the replacement or renovation of the majority of the vessel's interior structures, including the replacement of steel plating, passenger area furniture, galley, fixtures, windows, and the removal of hazardous materials.

During the fourth quarter of fiscal year 2001, the Company successfully completed and delivered the vessel to the Washington State Ferry System ahead of the contractually scheduled delivery date. The Company earned financial incentives for the early delivery of the vessel and these incentives were recognized in fiscal year 2001 contract revenue.

Power Barge Contract (the "Margarita II")
In the second quarter of fiscal year 1999, the Company commenced work on a floating electrical power plant, the Margarita II. During the first quarter of fiscal year 2000, the Margarita II was delivered to its owner. To maintain production schedule deadlines and perform customer directed change orders the Company experienced significant contract cost growth in both labor hours and material. However, at the time of vessel delivery, an agreement had not reached between the Company and the owner regarding the potential increase in the contract price to compensate for all of these changes.

In accordance with the terms of the contract, the Company and the vessel owner agreed to settle the remaining change orders through a formal arbitration process. Subsequent to the end of fiscal year 2001, the Company was awarded approximately $1.9 million, as well as interest and certain agreed expenses from the arbitration board. The Company recognized the award in fiscal year 2001.

Unbilled Receivables - Certain unbilled items on completed contracts (costs and estimated profits in excess of billings) included in accounts receivable were approximately $1.0 million at March 30, 2003 and $1.2 million at March 31, 2002.

Customers - Revenues from the U.S. Government were $123.9 million (82%), $96.1 million (79%) and $74.5 million (64%) in fiscal years 2003, 2002 and 2001 , respectively. Revenues from the Washington State Ferry System were $4.9 million (3%), $10.3 million (8%) and $25.0 million (21%) in fiscal year 2003, 2002 and 2001, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment and accumulated depreciation at March 30, 2003 and March 31, 2002 consisted of the following (in thousands):

	2003	*2002*
Land	$ 1,151	$ 1,151
Buildings	12,151	11,818
Piers, shipways and drydocks	24,516	23,401
Machinery	38,492	37,301
Total plant and equipment, at cost	76,310	73,671
Less accumulated depreciation	(59,676)	(57,076)
Plant, property and equipment, net	$ 16,634	$ 16,595

The Company recognized $2.8 million, $3.0 million, and $3.0 million of depreciation expense in fiscal years 2003, 2002 and 2001, respectively.

7. PENSIONS AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides defined pension benefits and postretirement benefits to employees as described below.

Nonunion Pension Plans – The Company sponsors the Todd Shipyards Corporation Retirement System (the "Retirement System"), a noncontributory defined benefit plan under which all nonunion employees are covered. The benefits are based on years of service and the employee's compensation before retirement. The Company's funding policy is to fund such retirement costs as required to meet allowable deductibility limits under current Internal Revenue Service regulations. The Retirement System plan assets consist principally of common stocks and Government and corporate obligations.

Under a provision of the Omnibus Budget Reform Act of 1990 ("OBRA '90") the Company transferred approximately $1.7 million and $1.6 million in excess pension assets from its Retirement System into a fund to pay fiscal year 2003 and 2002 retiree medical benefit expenses, respectively. OBRA '90 was modified by the Work Incentives Improvement Act of 1999 to extend annual excess asset transfers through the fiscal year ending April 2, 2006.

Post Retirement Group Health Insurance Program – The Company sponsors a defined benefit retirement health care plan that provides post retirement medical benefits to former full-time exempt employees, and their spouses, who meet specified criteria. The Company terminated post retirement health benefits for any employees retiring subsequent to May 15, 1988. The retirement health care plan contains cost-sharing features such as deductibles and coinsurance. These benefits are funded monthly through the payment of group health insurance premiums.

Because such benefit obligations do not accrue to current employees of the Company, there is no current year service cost component of the accumulated post retirement health benefit obligation.

On July 1, 2002, the Todd Galveston Metal Trading Council Pension Fund liability and assets were transferred from the Todd Shipyards Corporation Retirement System to an international labor union organization. This transfer resulted in a non-recurring, non-cash charge of $0.8 million.

The following is a reconciliation of the benefit obligation, plan assets, and funded status of the Company's sponsored plans.

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Change in Benefit Obligation				
(in thousands of dollars)				
Benefit obligation at beginning of year	$ 33,376	$ 35,507	$ 15,592	$ 16,173
Service cost	550	480	-	-
Interest cost	1,887	2,284	1,046	1,046
Actuarial (gain)/loss	(109)	(1,550)	474	-
Benefits paid	(2,086)	(3,345)	(1,716)	(1,627)
Plan settlement	(5,748)	-	-	-
Benefit obligation at end of year	27,870	33,376	15,396	15,592
Change in Plan Assets				
Fair value of plan assets at beginning of year	60,799	63,469	-	-
Actual gain (loss) on plan assets	(2,268)	2,262	-	-
Employer contribution	-	-	48	40
Asset transfer	(1,668)	(1,587)	1,668	1,587
Benefits paid	(2,086)	(3,345)	(1,716)	(1,627)
Plan settlement	(5,953)	-	-	-
Fair value of plan assets at end of year	48,824	60,799	-	-
Funded Status Reconciliation				
Funded status of plans	20,954	27,423	(15,396)	(15,592)
Unrecognized prior service cost	363	597	-	-
Unrecognized (gain)/loss	8,392	2,803	(2,684)	(3,272)
Deferred pension asset (accrued liability)	29,709	30,823	(18,080)	(18,864)
Less: current portion included in "Accounts payable and accruals"	-	-	1,492	1,460
Long-term accrued postretirement health benefits	$ -	$ -	$ (16,588)	$ (17,404)
Weighted Average Assumptions				
Discount rate (1)	6.50%	7.00%	6.50%	7.00%
Expected return on plan assets	7.50%	7.50%	-	-
Rate of compensation increase	4.50%	4.50%	-	-
Medical trend rate (retirees) (2)	-	-	9.00%	10.00%

(1) The Company reduced its discount rate assumption in fiscal year 2003 to reflect the overall decrease in long term interest rates generally available in the market.

(2) Postretirement benefit medical trend rate in fiscal year 2003 is 9.00% graded to 6.00% over 3 years. Fiscal year 2002 is 10.00% graded to 6.00% over 4 years.

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Components of Net Periodic Benefit Cost (in thousands of dollars)						
Service cost	$ 550	$ 480	$ 400	$ -	$ -	$ -
Interest cost on projected benefit obligation	1,887	2,283	2,396	1,046	1,046	904
Expected return on plan assets	(4,004)	(4,660)	(5,568)	-	-	-
Amortization of transition obligation	-	-	(2,415)	-	-	-
Amortization of prior service cost	233	245	245	-	-	-
Recognized actuarial (gain)/loss	-	-	-	(162)	(174)	(522)
Plan settlement	780	-	-	-	-	-
Net periodic (benefit) cost before OBRA '90	(554)	(1,652)	(4,942)	884	872	382
Transfer of assets for payment of retiree medical benefits (401(h) Plan)	1,668	1,587	1,666	(1,668)	(1,587)	(1,666)
Net periodic cost (benefit)	$ 1,114	$ (65)	$ (3,276)	$ (784)	$ (715)	$ (1,284)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	Other Postretirement Benefits	
	2003	2002
Effect of a 1% increase in the Health Care Cost Trend On: (in thousands of dollars)		
Service cost plus interest cost	$ 83	$ 86
Accumulated postretirement benefit obligation	1,165	1,176
Effect of a 1% decrease in the Health Care Cost Trend On: (in thousands of dollars)		
Service cost plus interest cost	(73)	(76)
Accumulated postretirement benefit obligation	$ (1,040)	$ (1,050)

Union Pension Plans – Operating Shipyard – The Company participates in several multi-employer plans, which provide defined benefits to the Company's collective bargaining employees. The expense for these plans totaled $3.4 million, $2.6 million and $2.5 million, for fiscal years 2003, 2002 and 2001, respectively.

Union Pension Plans – Previously Operated Shipyards – The Company no longer sponsors union pension plans attributable to the prior operation of other shipyards. The ongoing operation and management of these plans have either been terminated or transferred to other parties.

Savings Investment Plan – The Company sponsors a Savings Investment Plan (the "Savings Plan"), under Internal Revenue Code Section 401, covering all non-union employees. Under the terms of the Savings Plan, which were modified in fiscal year 2001, the Company now contributes an amount up to 2.4% of each participant's annual salary depending on the participant's Savings Plan contributions. These Company contributions are subject to a two-year cliff-vesting. The Company incurred expenses related to this plan of $0.1 million, $0.1 million, and $38 thousand in fiscal years 2003, 2002, and 2001, respectively.

8. INCOME TAXES

Components of the income tax expense (benefit) are as follows (in thousands):

	2003	*2002*	*2001*
Current tax expense	$ 1,002	$ 390	$ 1,329
Deferred tax expense (benefit)	1,217	3,526	(1,504)
Income tax expense (benefit)	$ 2,219	$ 3,916	$ (175)

The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate and is as follows (in thousands). (percentages represent income tax expense (benefit) as a percent of income before income tax expense):

	2003		*2002*		*2001*	
Tax provision at federal statutory tax rate	$ 2,152	34.0%	$ 3,827	35.0%	$ 5,793	35.0%
Decrease in valuation allowance	-	0.0%	-	0.0%	(5,905)	(35.7)%
Other – net	67	1.1%	89	0.8%	(63)	(0.4)%
Income tax expense (benefit)	$ 2,219	35.1%	$ 3,916	35.8%	$ (175)	(1.1)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities at March 30, 2003 and March 31, 2002 were as follows (in thousands):

	2003	*2002*
Deferred income tax assets:		
Alternative minimum tax credit carryforwards	$ 1,597	$ 2,590
Accrued employee benefits	7,174	7,465
Environmental and other reserves	12,269	9,964
Inventory reserves	83	98
Reserve for doubtful accounts	34	53
Other	610	487
Total deferred income tax assets	21,767	20,657
Deferred income tax liabilities:		
Insurance receivable	(11,349)	(9,379)
Deferred pension income	(10,398)	(10,788)
Accelerated depreciation	(1,740)	(1,943)
Contract deferrals	(1,020)	(362)
Securities available-for-sale	(231)	(497)
Other	(500)	(208)
Total deferred income tax liabilities	(25,238)	(23,177)
Net deferred tax liability	$ (3,471)	$ (2,520)

The realization of deferred income tax assets is dependent upon the ability to generate taxable income in future periods. The Company has evaluated evidence supporting the realization of its deferred income tax assets and determined it is more likely than not that its deferred income tax assets will be realized.

During fiscal year 2003, the Company utilized approximately, $1.0 million in alternative minimum tax credits. The Company has approximately $1.6 million in remaining alternative minimum tax credit carryforwards that can be used in the future and have no expiration date.

9. LEASES

Operating lease payments charged to expense were $0.8 million, $0.9 million and $1.5 million for fiscal years 2003, 2002 and 2001, respectively. Certain leases contain renewal options and minimum amounts of annual maintenance clauses. Minimum lease commitments at March 30, 2003 are summarized below (in thousands):

	Operating Leases
2004	$ 835
2005	801
2006	783
2007	72
2008	43
Thereafter	204
Total minimum lease commitments	$ 2,738

10. FINANCING ARRANGEMENTS

During fiscal year 2002, Todd Pacific Shipyards Corporation, a wholly owned subsidiary of the Company, negotiated a $10.0 million revolving credit facility with interest at the prime rate. The credit facility, which is renewable on a bi-annual basis, will provide Todd Pacific with greater flexibility in funding its operational cash flow needs. Todd Pacific had no outstanding borrowings as of March 30, 2003 and March 31, 2002, respectively.

11. ENVIRONMENTAL AND OTHER RESERVES

The Company faces potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard and at several sites used by the Company for disposal of alleged hazardous waste. The Company continues to analyze environmental matters and associated liabilities for which it may be responsible. No assurance can be given as to the existence or extent of any environmental liabilities until such analysis has been completed. The eventual outcome of all environmental matters cannot be determined at this time, however, the analysis of some matters have progressed sufficiently to warrant establishment of reserve provisions in the accompanying consolidated financial statements.

Harbor Island Site

The Company and several other parties have been named as potentially responsible parties ("PRPs") by the Environmental Protection Agency (the "EPA") pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" also known as "Superfund") in connection with the documented release or threatened release of hazardous substances, pollutants and contaminants at the Harbor Island Superfund Site (the "Harbor Island Site"), upon which the Shipyard is located.

Harbor Island Site Insurance

In the fourth quarter of fiscal year 2001, the Company entered into a 30-year agreement with an insurance company that will provide the Company with broad-based insurance coverage for the remediation of the Company's operable units at the Harbor Island Superfund Site.

The agreement provides coverage for the known liabilities in an amount exceeding the Company's current booked reserves of $24.8 million. Additionally, the Company has entered into a 15-year agreement for coverage of any new environmental conditions discovered at the Seattle shipyard property that would require environmental remediation.

The Company recorded a non-current asset in the form of an insurance receivable in accordance with its environmental accounting policies at the time it entered into this agreement. This transaction did not have a material effect on the Company's results of operations, nor did the transaction have a material effect on stockholders' equity.

Harbor Island Site History

To date, the EPA has separated the Harbor Island Site into three operable units that affect the Company: the Soil and Groundwater Unit (the "Soil Unit"), the Shipyard Sediments Operable Unit (the "SSOU") and the Sediments Operable Unit (the "SOU"). The Company, along with a number of other Harbor Island PRPs, received a Special Notice Letter from the EPA on May 4, 1994 pursuant to section 122 (e) of CERCLA. The Company entered into a Consent Decree for the Soil Unit in September 1994 under which the Company has agreed to remediate the designated contamination on its property. Removal of floating petroleum product from the water table began in October 1998 and is anticipated to continue through fiscal year 2006. The Company and the EPA are currently negotiating the extent and methodology of the soil remediation.

During the third quarter of fiscal year 1997, the EPA issued its Record of Decision ("ROD") for the SSOU. The ROD identifies four alternative solutions for the SSOU remediation and identifies the EPA's selected remedy. During the third quarter of fiscal year 2000, the EPA expanded the boundaries of the SSOU issuing their Phase 1B Data Report and resulting Explanation of Significant Differences outlining the changes to the ROD. During the fourth quarter of fiscal year 2000, the Company and the EPA entered into an Administrative Order on Consent for the development of the remedial design for the SSOU.

During the fourth quarter of fiscal year 2003, the company and the EPA entered into a Consent Decree for the cleanup of the SSOU, which, along with the associated Remedial Design Statement of Work for Remedial Action ("SOW"), was subsequently approved by the Department of Justice. The Consent Decree provides for the submittal of the Remedial Action Work Plan to the EPA subsequent to the approval by the EPA of the final design. The Remedial Action Work Plan will provide for construction and implementation of the remedy set forth in the ROD, the two Explanation of Significant Differences (issued in fiscal years 2000 and 2003), the SOW, and the design plans and specifications developed in accordance with the Remedial Action Work Plan and approved by the EPA. During the fourth quarter of fiscal year 2003 the Company submitted its 95% SOW to the EPA for the SSOU. The SOW provides for the following actions to take place at the SSOU:

- Piers 2 and 4 South (located on the Duwamish Waterway) will be demolished and removed from the site to achieve more complete cleanup in those areas. Pier 4 South will be rebuilt after remediation with a shortened berth length.

- Dredging of all contaminated sediments and shipyard waste in the open areas of the SSOU (surrounding the shipyard) and in the areas beneath Piers 2 and 4 South. The total estimated volume of sediments to be removed is 195,200 cubic yards.

- Disposal of all recovered sediment and shipyard waste at an appropriate upland disposal facility.

- Backfilling of portions of the areas dredged to create intertidal habitat where feasible.

- Capping of areas beneath the piers that are not scheduled for demolition to an average thickness of one foot.

Pursuant to the current schedule, remediation of the SSOU is expected to begin in the second quarter of fiscal 2004. Current environmental regulations limit the period of time during the year that dredging may occur. Given these limits, dredging in the SSOU will require several years to complete. The current estimated cost of the SSOU cleanup is included in the environmental reserve resulting in an increase in that reserve of $6.1 million during fiscal year 2003. $5.7 million of that reserve is covered by the environmental insurance policy procured by the Company in fiscal year 2000.

In January 1998, the Company was notified by the EPA that testing would be required in the West Waterway of the Duwamish River outside the borders of the SSOU as part of the SOU. The Company in May 1998 entered into an

Order on Consent to perform certain limited testing as part of the SOU investigation. After an evaluation of the results, the EPA issued a draft "no action" ROD on the SOU for public comment which if issued in final form would end the investigation of the SOU requiring no remedial action. The public comment period closed during the Company's fourth quarter of fiscal year 2000 and the EPA has not yet announced the results. The Company's environmental reserves for the entire Harbor Island Site aggregated $24.8 million at March 30, 2003.

Under the Federal Superfund law, potentially responsible parties may have liability for damages to natural resources in addition to liability for remediation. During the second quarter of fiscal year 2003, the Company began discussions with the natural resource trustees ("Trustees") for the Harbor Island Superfund Site ("Site") and continued these discussions during the third quarter. The Company anticipates that the Trustees will file a claim against the Company at some future date alleging damages to the natural resources at the Site caused by the release of hazardous substances. The best estimate of a potential natural resource damage claim has been included in the environmental reserve. The payment of any eventual claim is covered by the aforementioned insurance policy, provided that aggregate policy limits have not been exceeded.

Other Environmental Remediation Matters

In January 2001, the EPA issued Special Notice letters naming the PRPs on the Hylebos Waterway Operable Unit of the Commencement Bay Superfund Site in Tacoma, Washington. The Company was not included on the EPA's list. Todd has been notified by other PRPs of their intent to bring a contribution action against the Company. Subsidiaries of the Company had a presence on the site from 1917-1925 and again from 1939-1946, for the most part, coinciding with World Wars I and II when the Company built war ships at the direction of the United States government. Several parties in 2000 hired an allocator to assign percentages of responsibility to all parties, historical and present, notwithstanding potential defenses or contractual claims. The allocator's findings were taken into account in including an estimate of potential liability in the Company's reserve discussed below.

During the fourth quarter of fiscal year 2001, the Company received a request for information from the EPA regarding the Agriculture Street Landfill Superfund Site in New Orleans, Louisiana. The EPA informed the Company that the area was used as a landfill from 1909 through 1934 and then sporadically until its final closure in 1966. The Company has indicated to the EPA that it has no information regarding this site. No estimate of potential liability has been included in the Company's reserves discussed below.

The Company entered into a Consent Decree with the EPA for the clean up of the Casmalia Resources Hazardous Waste Management Facility in Santa Barbara County, California under the Resource Conservation and Recovery Act. The Company has included an estimate of the potential liability for this site in its below stated reserves. Immaterial payments began in fiscal year 1997 and will extend for up to ten years.

In November 1987, the Company was identified as a PRP by the EPA in conjunction with the cleanup of the Operating Industries, Inc. ("OII") hazardous materials disposal site at Monterey Park, California. In September 1995, the Company entered into a Partial Consent Decree with the EPA to contribute $0.6 million as its partial share of remediation costs at the OII site, which encompasses all costs assessed to date. Payment was made to the EPA in July 1996. During fiscal year 2002 the Company entered into a Final Consent Decree with the EPA to contribute an additional $0.4 million in final settlement of its alleged liability on this site. The Final Consent Decree was entered by the United States District Court during the first quarter of fiscal year 2003 and payment was made by the Company.

Asbestos-Related Claims

The Company has been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances, generally asbestos, at closed former Company facilities.

The cases generally include as defendants, in addition to the Company, other ship builders and repairers, ship owners, asbestos manufacturers, distributors and installers, and equipment manufacturers and arise from injuries or illnesses allegedly caused by exposure to asbestos or other toxic substances. The Company assesses claims as they are filed and as the cases develop, analyzing them in two different categories based on severity of illness. Based on current fact patterns, certain diseases including mesothelioma, lung cancer and fully developed asbestosis are categorized by the Company as "malignant" claims. All others of a less medically serious nature are categorized as "non-malignant". The Company is currently defending approximately 36 "malignant" claims and approximately 534 "non-malignant" claims.

The relief sought in all cases varies greatly by jurisdiction and claimant. Included in the approximate 375 cases open as of March 30, 2003 are approximately 570 claimants. The exact number of claimants is not determinable as approximately 150 of the open cases include multiple claimant filings against 30-100 defendants. The filings do not indicate which claimants allege liability against the Company. The previously stated 570 claimants is the Company's best estimate taking known facts into consideration.

Approximately 365 claimants do not assert any specific amount of relief sought.

Approximately 150 claims contain standard boilerplate language asserting on behalf of each claimant a claim for damages of $2 million compensatory and $20 million punitive against approximately 100 defendants. Approximately 20 claims set forth the same boilerplate language asserting $10-$20 million in compensatory and $10-$20 million in punitive damages on behalf of each claimant against approximately 30-100 defendants. Approximately 20 cases assert $1-$15 million in compensatory and $5-$10 million in punitive damages on behalf of each claimant against approximately 30-100 defendants.

Approximately 10 claimants seek compensatory damages of less than $100,000 per claim and approximately 5 claimants seek compensatory damages between $1 million and $15 million. The claims involved in the foregoing cases do not specify against which defendants which claims are made or alleged dates of exposure.

Based upon settled or concluded claims to date, the Company has not identified any correlation between the amount of the relief sought in the complaint and the final value of the claim. The Company and its insurers are vigorously defending these actions.

During fiscal year 2003, the Company experienced no material changes in its bodily injury liabilities and insurance receivables. At both March 30, 2003 and March 31, 2002, respectively, the Company had recorded bodily injury liability reserves of $9.4 million and bodily injury insurance receivables of $7.1 million. These bodily injury liabilities and receivables are classified within the Company's Consolidated Balance Sheets as environmental and other reserves, and insurance receivables, respectively.

The Company has entered into agreements with several of its insurers to provide coverage for a significant portion of settlements and awards related to these bodily injury claims. These agreements have aggregate limits on amounts to be paid overall and formulas for amounts of payment on individual claims. The two most significant agreements provide coverage applicable to claims of exposure to asbestos occurring between 1949 and 1976 and occurring between 1976 through 1987. Insurance coverage for exposures to asbestos was no longer available from the insurance industry after 1987. Due to changes in federal regulations in the 1970s which resulted in the swift decline in commercial and military application of asbestos and increased regulation over the handling and removal of asbestos, there exists minimal risk of claims arising from exposure after 1987. Contractual formulas are utilized to determine the amount of coverage from each agreement on each claim settled or litigated. Once the initial date of alleged exposure to asbestos is determined, all contractual years subsequent to that date participate in the settlement. Since all known claims involve alleged exposure prior to 1976, the 1976 through 1987 agreement will participate in the settlement or judgement of all outstanding claims that are settled or litigated. As a result, and as the years remaining calculation set forth below indicates, the 1976 through 1987 agreement will exhaust prior to the 1949 through 1976 agreement. Based on historical claims settlement data only, the Company projects that at March 30, 2003, the 1949 through 1976 agreement will provide coverage for an additional 20.4 years and the 1976 through 1987 agreement will provide coverage for an additional 5.2 years. At March 31, 2002, the Company projected that these agreements would provide coverage for an additional 20.6 years and 5.2 years, respectively. The Company resolved 13 malignant claims in 2003 compared with 20 in 2002 and 16 in 2001. If historical settlement patterns or the rate of filing for new cases change in future periods, these estimated coverage periods could be shorter or longer than anticipated. Moreover, if one or both of these coverages are exhausted at some future date, the Company's share of responsibility will increase for any subsequent claims' and legal expense previously covered by these insurance agreements. In addition to providing coverage for assessments or settlements of claims, the agreements also provide for costs of defending and processing such claims.

Due to uncertainties of the number of cases, the extent of alleged damages, the population of claimants and size of any awards and/or settlements, there can be no assurance that the current reserves will be adequate to cover the costs of resolving the existing cases. Additionally, the Company cannot predict the eventual number of cases to be filed against it or their eventual resolution and does not include in its reserve amounts for cases that may be filed in the future. However, it is probable that if future cases are filed against the Company it will result in additional costs arising either from its share of costs under current insurance in place arrangements or due to the exhaustion of such coverage. The Company reviews the adequacy of existing reserves periodically based upon developments affecting these claims, including new filings and resolutions, and makes adjustments to the reserve and related insurance receivable as appropriate.

As the Company is not able to estimate its potential ultimate exposure for filed and unfiled claims against the Company, it cannot predict whether the ultimate resolution of the bodily injury cases will have a material effect on the Company's results of operations or stockholders' equity.

The Company has recorded $0.6 million, $0 and $1.5 million in charges against earnings in fiscal years 2003, 2002 and 2001, respectively relating to additional reserves for environmental and bodily injury matters. These charges are classified in the Company's Consolidated Statements of Income as a Provision for environmental and other reserves. The Company's remediation costs and bodily injury claims paid are charged against the reserves recorded when paid. In certain cases, amounts paid by the Company are reimbursable under its existing contractual arrangements with several insurance companies. These reimbursements are recorded against the environmental insurance asset when collected. In other cases, the Company manages work conducted by third party vendors and submits invoices to its insurance companies for reimbursement on behalf of the third party vendor. In these cases, the insurance companies reimburse the third party vendor directly. These expenses and payments associated with third party vendors are taken into consideration when estimating the Company's environmental and bodily injury liabilities and amounts available for reimbursement under its contractual arrangements. In addition to providing coverage for assessments or settlements of claims, the agreements also provide for costs of defending and processing such claims.

The Company continues to negotiate with its insurance carriers and prior landowners and operators for certain past and future remediation costs. The Company has reached various agreements with its insurance carriers regarding the carriers' obligations for property damage occurring in previous fiscal years. These settlements were recorded as income and totaled $0.1 million, $0.5 million and $2.1 million in fiscal years 2003, 2002 and 2001, respectively. These settlements are classified in the Company's Consolidated Statements of Income as Other insurance settlements.

The Company has provided total aggregate reserves of $35.1 million as of March 30, 2003 for the above, described contingent environmental and bodily injury liabilities. Due to the complexities and extensive history of the Company's environmental and bodily injury matters, the amounts and timing of future expenditures is uncertain. As a result, there can be no assurance that the ultimate resolution of these environmental and bodily injury matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

The Company has various insurance policies and agreements that provide coverage on the costs to remediate environmental sites and for the defense and settlement of bodily injury cases. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both parties will be able to perform under the policy or agreement. As of March 30, 2003, the Company has recorded an insurance receivable asset of $32.4 million to reflect contractual arrangements with several insurance companies to share costs for certain environmental matters.

12. OTHER CONTINGENCIES

The Company is subject to various risks and is involved in various claims and legal proceedings arising out of the ordinary course of its business. These include complex matters of contract performance specifications, employee relations, union proceedings, tax matters and Government procurement regulations. In addition, the Company is subject to various risks from natural disasters such as the earthquake that struck the Puget Sound area during fiscal year 2001. Only a portion of these risks and legal proceedings involving the Company are covered by insurance, because the availability and coverage of such insurance generally has declined or the cost has become prohibitive.

The Company does not believe these risks or legal matters will have a material adverse impact on its financial position, results of operations, or cash flows. However, the Company continues to evaluate its exposures in each of these areas and may revise its estimates as necessary.

As a general practice within the defense industry, the Defense Contract Audit Agency ("DCAA") and other government agencies continually review the cost accounting practices of Government contractors. In the course of these reviews, cost accounting issues are identified, discussed and settled or resolved through agreements with the government's authorized contracting officer or through legal proceedings. Other than normal cost accounting issues raised by the DCAA as a result of their regular, ongoing reviews, the Company is not aware of any outstanding issues with the DCAA.

13. COLLECTIVE BARGAINING AGREEMENT

During the third quarter of fiscal year 2003, the Puget Sound Metal Trades Council (the bargaining umbrella for all unions at Todd Pacific Shipyards) and Todd Pacific Shipyards reached an agreement on a new collective bargaining agreement. The Todd Pacific Shipyards eligible workforce ratified the agreement on October 22, 2002. The parties had been operating under an extension of the old agreement, which expired on July 31, 2002. The new three-year agreement, effective retroactively to August 1, 2002, includes an annual 3.5% wage and fringe benefit increase.

During the third quarter, the Company paid the retroactive portion of this increase, which was approximately $0.3 million in wage and benefit costs. These amounts had been estimated and accrued in the second quarter of fiscal year 2003.

During fiscal year 2003, an average of approximately 840 of the Company's Shipyard employees were covered by the collective bargaining agreement. At March 30, 2003 approximately 700 Company employees were covered under this contract.

14. TREASURY STOCK

During the third quarter of fiscal year 2003, the Board of Directors approved the repurchase of up to 500,000 shares of the Company's common stock from time to time in open market or negotiated transactions. Under this authorization, the Company repurchased an aggregate of 19,500 shares during the balance of fiscal year 2003 in open market transactions at an average price of $12.44 per share for total consideration of $242,592.

During the first quarter of fiscal year 2002, the Company announced a tender offer for up to 4.0 million shares of the Company's Common Stock at a price of not in excess of $8.25 or less than $7.00 per share. The exact price was determined by a procedure commonly referred to as a "Dutch Auction." This offer to repurchase up to 4.0 million shares from existing stockholders was approximately 42.7% of the total number of shares outstanding at that time.

Following verification of the tenders and receipt of shares tendered subject to guarantees of delivery, an aggregate of 4,136,124 shares were validly tendered at a price of $8.25 per share. The Company elected to increase the number of shares to be purchased in order to avoid proration procedures otherwise applicable to the offer, resulting in an aggregate purchase price of $34.1 million. The Company incurred expenses in connection with this offer of approximately $0.5 million. The Company utilized available cash and proceeds from available-for-sale securities to fund the share repurchases completed through the offer.

The following table summarizes the total number of common shares outstanding, held in treasury and issued by the Company during the past three fiscal years.

	Total Shares of Common Stock		
	Outstanding	Held in Treasury	Issued
As of April 2, 2000	9,701,480	2,254,553	11,956,033
Shares repurchased	(358,800)	358,800	-
Options exercised	20,000	(20,000)	-
As of April 1, 2001	9,362,680	2,593,353	11,956,033
Shares repurchased through Dutch Auction	(4,136,124)	4,136,124	-
Options exercised	56,666	(56,666)	-
As of March 31, 2002	5,283,222	6,672,811	11,956,033
Shares repurchased	(19,500)	19,500	-
Options exercised	7,334	(7,334)	-
As of March 30, 2003	5,271,056	6,684,977	11,956,033

15. INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	March 30, 2003	March 31, 2002	April 1, 2001
(In thousands, except per share amount)			
Numerator:			
Numerator for basic and diluted net income per share:			
Net income	$ 4,110	$ 7,018	$ 16,727
Denominator:			
Denominator for basic net income per share – weighted average common shares outstanding	5,283	6,677	9,587
Effect of dilutive securities			
Stock options based on the treasury stock method using average market price	270	150	89
Denominator for diluted net income per share	5,553	6,827	9,676
Basic income per share	$ 0.78	$ 1.05	$ 1.74
Diluted income per share	$ 0.74	$ 1.03	$ 1.73

16. STOCK BASED COMPENSATION

The Company's Incentive Stock Compensation Plan (the "Plan") provides for the granting of incentive stock options, non-qualified stock options, and restricted stock or any combination of such grants to directors, officers and key employees of the Company to purchase shares of the Class A Common Stock of the Company. An aggregate of 1,000,000 shares of common stock has been authorized for issuance under the Plan. Options issued under the Plan generally vest ratably over three years and expire not more than ten years from the date of grant and are granted at prices equal to the fair value on the date of grant. There were 235,000 options available for future grant under the Plan at March 30, 2003.

A summary of stock option transactions for the years ended March 30, 2003, March 31, 2002 and April 1, 2001 is as follows:

	Number Of Shares	Option Price Per Share	Weighted Average Exercise Price
Outstanding, April 2, 2000	265,000	$4.25 to $6.00	$4.80
Exercisable, April 2, 2000	240,000	4.25 to 6.00	4.83
Granted	415,000	6.55 to 7.94	6.72
Exercised	(55,000)	4.56 to 6.00	5.48
Outstanding, April 1, 2001	625,000	4.25 to 7.94	6.01
Exercisable, April 1, 2001	218,333	4.25 to 7.94	4.85
Exercised	(116,666)	4.25 to 6.00	4.61
Outstanding, March 31, 2002	508,334	4.25 to 7.94	6.33
Exercisable, March 31, 2002	245,001	4.25 to 7.94	6.00
Exercised	(7,334)	4.38 to 7.94	6.32
Outstanding, March 30, 2003	501,000	4.25 to 7.94	6.33
Exercisable, March 30, 2003	374,335	$4.25 to $7.94	$6.22

At March 30, 2003, the Company has reserved 736,000 shares of its common stock for issuance under its stock option plan.

As described in Note 1, the Company accounts for stock-based compensation to its employees and directors based on the expense recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation." The recognition provisions are applied to stock option grants awarded subsequent to March 31, 2002.

During fiscal year 2003, the Company did not grant any new stock options and therefore there is no expense recorded under FAS No. 123. Since the expense recognition provisions of FAS No. 123 apply to stock options granted subsequent to March 31, 2002, the Company cannot presently determine the financial impact that this change will have on its future results of operations or financial condition.

The outstanding stock options have a contractually weighted-average life of 5.0 years as of March 30, 2003. The weighted average fair value of options granted in 2001 was $2.55. No options were granted during fiscal years 2003 and 2002.

The fair value of options granted in 2001 would have been calculated using a Black-Scholes option pricing model with the following weighted-average assumptions on the option grant date:

	Employee Stock Option Year Ended 2001
Expected life (years)	4
Expected volatility	38%
Risk-free interest rate	6%
Expected dividend yield	0%

17. Subsequent Events

On April 15, 2003, the Company declared a dividend of 10 cents ($0.10) per share payable on June 23, 2003 to shareholders of record as of June 2, 2003. The impact of this dividend payment based on the estimated number of shares outstanding will be approximately $0.5 million.

On June 6, 2003, the Company approved a dividend of 10 cents ($0.10) per share to be paid quarterly, beginning September 23, 2003 to all shareholders of record as of September 8, 2003 and quarterly thereafter.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial results by quarter for the fiscal years ended March 30, 2003 and March 31, 2002 and are as follows. Each quarter is 13 weeks in length.
(in thousands):

	Revenues	Operating income (loss)	Net income (loss)	Net income (loss) Per share Basic	Net income (loss) Per share Diluted
1st Qtr 2003	$ 49,260	$ 3,240	$ 2,306	$ 0.44	$ 0.41
2nd Qtr 2003	40,583	2,743	1,973	0.37	0.36
3rd Qtr 2003	31,840	(613)	(117)	(0.02)	(0.02)
4th Qtr 2003	30,128	(272)	(52)	(0.01)	(0.01)
1st Qtr 2002	31,242	1,868	1,802	0.19	0.19
2nd Qtr 2002	31,017	2,167	2,971	0.44	0.43
3rd Qtr 2002	30,556	1,360	1,124	0.21	0.21
4th Qtr 2002	$ 29,130	$ 1,507	$ 1,121	$ 0.21	$ 0.21

TODD SHIPYARDS CORPORATION

BOARD OF DIRECTORS

Brent D. Baird
Steven A. Clifford
Patrick W.E. Hodgson
Chairman of the Board of Directors
Joseph D. Lehrer
Philip A. Robinson
John D. Weil
Stephen G. Welch

EXECUTIVE OFFICERS

Patrick W.E. Hodgson
Chairman of the Board of Directors
Stephen G. Welch
Chief Executive Officer and President
Scott H. Wiscomb
Chief Financial Officer and Treasurer
Michael G. Marsh
Secretary and General Counsel
Roland H. Webb
President, Todd Pacific Shipyards Corporation

AUDITORS

Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104-4086

MARKET FOR COMMON STOCK

NYSE
Symbol "TOD"

TRANSFER AGENT

Mellon Investor Services, LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606

or

85 Challenger Road
Ridgefield Park, NJ 07660

TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354

Web Site Address: **www.melloninvestor.com**

SHAREHOLDER DATA

As of July 15, 2003, the Company had approximately 1,692 shareholders of record.

The Company did not declare dividends for the fiscal year ending March 30, 2003.

Copies of the Company's Report on Form 10-K to the SEC can be obtained without charge by stockholders (including benefical owners of the Company's common stock) by mailing a request for the materials to:

SHAREHOLDER RELATIONS DEPARTMENT
Todd Shipyards Corporation
1801 – 16th Avenue Southwest
Seattle, WA 98134
(206) 623-1635 Ext. 106

Web Site Address: **www.toddpacific.com**

